Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___April___ 2006
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____




  This Form 6-K consists of the following:


           2006 annual general meeting
           ___________________________


                   TELUS
              March 10, 2006


TELUS Corporation
2006 annual general meeting
notice of annual general meeting
invitation to shareholders
frequently asked questions on voting
business of the meeting	10
mandate and report of the Corporate Governance Committee mandate and Report of the Pension Committee mandate and Report of the Audit Committee mandate and Report of the Human Resources and Compensation Committee report on executive compensation indebtedness of directors and officers securities authorized for issuance under Equity Compensation Plans directors' and officers' insurance and indemnification additional matters and information
Board approval
appendix A: Statement of TELUS' corporate governance practices appendix B: Terms of reference of the Board of Directors


All figures reported in this information circular are in Canadian currency.


Notice of annual general meeting

   Notice is hereby given that the annual general meeting of TELUS Corporation (the "Company" or "TELUS") will be held on Wednesday, May 3, 2006 at 11:00 a.m.
(PDT) at the Orpheum Theatre, 601 Smithe Street, Vancouver, British Columbia, for the following purposes:

     1. receive the Company's 2005 audited Consolidated financial statements together with the report of the auditors on those statements;

     2. elect directors of the Company for the ensuing year;

     3. appoint Deloitte & Touche LLP as auditors for the ensuing year and authorize the directors to fix their remuneration; and

     4. transact other business as may properly come before the meeting or any adjournment thereof.

Dated at Vancouver, British Columbia this 10th day of March, 2006.

By order of the Board of Directors

/S/ Audrey T. Ho
________________
Audrey T. Ho
Vice-President, Legal Services and
General Counsel and Corporate Secretary

Holders of common shares. of the Company who are unable to attend this meeting may vote by proxy. Simply sign and return a paper proxy or submit a telephone or Internet proxy by following the instructions in the information circular accompanying this notice or the instructions on the paper proxy.

To be valid, proxies must be received by TELUS' Corporate Secretary, c/o Computershare Trust Company of Canada at 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by 5:00 p.m. local time on May 1, 2006 or, if the meeting is adjourned, by 5:00 p.m. local time, on the second-last business day prior to the date on which the meeting is reconvened.



Invitation to shareholders

On behalf of the TELUS Board of Directors and the rest of the TELUS team, we invite you to join us at TELUS' annual general meeting (the "meeting"). This year, the meeting will be held:

    Date: Wednesday, May 3, 2006

    Time: 11:00 a.m. (PDT)

    Place: Orpheum Theatre
	   601 Smithe Street
	   Vancouver, British Columbia

At the meeting, holders of common shares of TELUS (the "shareholders") will be asked to approve the business items in the notice of meeting and this information circular. We will also update you on the Company's current financial situation and on how TELUS is continuing to deliver on its strategy. At the end of the meeting, a question and answer session will take place. At the reception following the meeting, you will have an opportunity to meet your directors and executive leadership team.

As a shareholder, your vote is very important to us and we encourage you to participate either in person or by proxy. If you cannot attend the meeting in person, we invite you to view our live webcast at telus.com/agm at 11 a.m.
(PDT) on May 3.

We look forward to seeing you.
Sincerely,


/S/Brian A. Canfield
__________________________________
   Brian A. Canfield
   Chair of the Board of Directors

/S/Darren Entwistle
______________________________________
   Darren Entwistle
   President and Chief Executive Officer

March 10, 2006

Information circular

Frequently asked questions on voting

Q. Am I entitled to receive notice of the meeting and attend the meeting?

A. Yes, if you are a holder of common shares or non-voting shares of TELUS as of March 15, 2006, which is the record date for the meeting. All shareholders, as of the close of business on that date, are entitled to receive notice of, attend and be heard at the meeting.

Q. Am I entitled to vote and what am I voting on?

A. If you are a holder of common shares as of the close of business on March 15, 2006, you are entitled to cast one vote per common share on each of the resolutions relating to i) the election of directors and ii) the appointment of auditors. If you are a holder of non-voting shares as of the close of business on March 15, 2006 you have the right to attend and be heard at the meeting.

Q. Am I a registered or non-registered shareholder?

A. You are a registered shareholder if you have a share certificate registered in your name.

You are a non-registered shareholder if:

* your common shares are registered in the name of an intermediary (for example, a bank, a trustee or a investment dealer) or the name of a clearing agency of which the intermediary is a participant, or

*   you hold common shares through the TELUS Employee Share Purchase Plan.

Q. How can I vote my common shares?

A. You can vote either by attending and voting your common shares at the meeting or, if you cannot attend the meeting, by having your common shares voted by proxy. How you exercise your vote depends on whether you are a registered or non-registered shareholder (for descriptions, see the previous question).

Voting by attending the meeting - registered and non - registered shareholders

If you are a registered shareholder, you are entitled to attend the meeting and cast your vote in person.

If you are a non-registered shareholder, you are entitled to attend the meeting and cast your vote in person, provided you have submitted a properly executed proxy, inserting your name in the blank space provided and returning it in the envelope provided. When you arrive at the meeting, advise the registration staff that you are a proxy appointee. If you have received a voting instruction form, please follow the instructions on the form.

Royal Trust Corporation of Canada (the "Trustee") is the trustee of all common shares (the "employee shares") held on behalf of members of the TELUS Employee Share Purchase Plan.
Holders of employee shares are treated in the same manner as non-registered shareholders. If you hold employee shares, you are entitled to attend the meeting and cast your vote in person, provided you have submitted a properly executed proxy, inserting your name in the blank space provided and returning it according to the instructions on the form. When you arrive at the meeting, advise the registration staff that you are a proxy appointee.

Voting by proxy

How you vote depends on whether you are a registered shareholder, a non-registered shareholder or a holder of employee shares.

Voting by proxy - registered shareholders

If you are a registered shareholder, you may vote your proxy in one of three ways:

*  by paper proxy to be returned by mail or delivery

*  by telephone

*  by Internet.

Whichever method you choose, your proxy must be received by TELUS' Corporate Secretary, c/o Computershare Trust Company of Canada (9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1), no later than 5:00 p.m. (local time) on May 1, 2006 or, if the meeting is adjourned, by 5:00 p.m. (local time) on the second-last business day prior to the date on which the meeting is reconvened.

* Proxy and voting by mail or delivery:

  To vote by mail or delivery, your paper proxy must be completed, signed and returned in accordance with the instructions on the paper proxy.

* Proxy and voting by telephone:

To vote by telephone, call the toll-free number shown on the proxy form that was sent to you by mail or e-mail. Using a touch-tone telephone to select your voting preferences, follow the instructions of the "vote voice" and refer to your holder account number and proxy access number provided on your proxy.

  Note that you cannot vote by telephone if you wish to appoint a person as a proxy other than someone named on the proxy form. In that instance, your proxy should be voted by mail, delivery or Internet.

* Proxy and voting by Internet:

  To vote your proxy by Internet, visit the website address shown on the proxy form that was delivered to you by mail or e-mail. Follow the online voting instructions and refer to your holder account number and proxy access number provided on your proxy.

Voting by proxy - non-registered shareholders

If you are a non-registered shareholder and you receive these materials through an investment dealer or other intermediary, complete and return the materials entitling you to vote, by following the instructions provided to you by the investment dealer or other intermediary.

If you hold employee shares, use one of the three voting procedures outlined above (mail, telephone or Internet), to direct the Trustee as to how your employee shares are to be voted. The Trustee will deliver the proxy forms for use at the meeting for all votes to be cast at the meeting as indicated on all paper, telephone or Internet proxies. Computershare Trust Company of Canada ("Computershare") has agreed to act as the recipient of voting instructions by holders of employee shares received by proxy and will tabulate the results for the Trustee.

The voting rights attached to employee shares will be voted for or against or withheld from voting only in accordance with the specifications made by the employees. If a proxy is not received by Computershare on behalf of the Trustee according to the above procedures, the employee shares will not be voted by the Trustee.

For employee shares to be voted at the meeting by the Trustee or a duly appointed proxy, proxies must be received by TELUS' Corporate Secretary, c/o Computershare, (9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1) no later than 5:00 p.m. (local time) on May 1, 2006 or, if a meeting is adjourned, by 5:00 p.m., (local time), on the second-last business day prior to the date on which the meeting is reconvened.

If an employee holds common shares other than employee shares, another proxy must be completed to vote those shares, unless the employee attends the meeting and votes the common shares in person.

Q. Who votes my shares?

A. Each person named in the proxy to represent shareholders at the meeting is a director and/or officer of the Company. You can appoint someone else to represent you at the meeting, however, you must appoint that person by either paper proxy or Internet proxy by inserting his or her name in the appropriate space on the proxy form, or completing another acceptable paper proxy. The person you appoint does not need to be a shareholder but must attend the meeting in order for your vote to be cast.

Q. How will my shares be voted if I return a proxy?

A. By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares on each item of business you are entitled to vote on, according to your instructions. If there are no instructions with respect to your proxy, your common shares will be voted in favour of:

1. electing as a director each person nominated by management of the Company for the ensuing year; and

2. appointing Deloitte & Touche LLP as auditors for the ensuing year and authorizing the directors to fix their remuneration.

Q. Can I revoke a proxy?

A. Yes, if you are a registered shareholder and have voted by paper, telephone or Internet proxy, you may revoke it by delivering a duly executed proxy by paper, telephone or Internet with a later date or a form of revocation of proxy. Such paper proxies can be delivered to the registered office of the Company, to the attention of TELUS' Corporate Secretary, 21 - 3777 Kingsway, Burnaby, B.C. V5H 3Z7, any time up to and including May 1, 2006, or if the meeting is adjourned, on the business day preceding the date of the adjourned meeting.

Alternatively, you may revoke your proxy and vote in person, by delivering a form of revocation of proxy to the Chair of the meeting at the meeting or any adjournment thereof before the vote in respect of which the proxy is to be used is taken. You may also revoke your proxy in any other manner permitted by law.

If you are a non-registered shareholder, you may revoke your proxy or voting instructions by contacting the individual who serves your account.

As a holder of employee shares, if you have provided your proxy (by paper, telephone or Internet) you may revoke it by delivering another proxy (by paper, telephone or Internet) with a later date or a form of revocation of proxy, no later than 5:00 p.m. (local time) on May 1, 2006 or, if a meeting is adjourned, by 5:00 p.m. (local time) on the second-last business day prior to the date on which the meeting is reconvened.

Q. Who has discretionary authority to vote on amendments or variations to any of the business items and on any other matter that may properly come before the meeting?

A. Your voting instructions provided by paper, telephone or Internet proxy give discretionary authority to the person you appoint to vote as he or she sees fit on any amendment or variation to any of the matters identified in the notice of the meeting and any other matters that may properly be brought before the meeting, to the extent permitted by law. As of March 10, 2006, neither the directors nor senior officers of the Company are aware of any variation, amendment or other matter to be presented for a vote at the meeting.

Q. Is my vote by proxy confidential?

A. Yes, your vote by proxy is confidential. Proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual shareholders' votes, except:

* As necessary to meet the applicable legal requirements

* In the event of a proxy contest

* In the event a shareholder has made a written comment on the proxy.

Q. Who is soliciting my proxy?

A. Your proxy is being solicited on behalf of TELUS management. The solicitation of proxies will be made either by mail to your latest address shown on the register of shareholders or by electronic mail to the e-mail address you provided. In addition to solicitation by mail, employees or agents may solicit proxies by telephone or other ways at a nominal cost to the Company. The Company may, if determined advisable, retain an agency to solicit proxies for the Company in Canada and in the United States. The cost of solicitation is paid for by the Company.

Q. What are the quorum requirements for the meeting and how many common shares are outstanding?

A. A quorum at the meeting will consist of at least two persons present who are, or represent by proxy, holders of common shares holding in the aggregate at least 20 per cent of the issued and outstanding shares entitled to be voted at the meeting. On March 10, 2006, the Company had 183,329,413 common shares issued and outstanding.

Q. Does any shareholder beneficially own 10 per cent or more of the common shares that are outstanding?

A. No. To the knowledge of the directors and senior officers of TELUS, on March 10, 2006, no persons beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 10 per cent of the voting rights attached to all common shares entitled to be voted at the meeting.

Q. What if I have a question?

A. If you have any questions regarding the meeting, please contact
Computershare:

*  phone:  1-800-558-0046 (toll-free within North America)
           1-514-982-7270 (outside North America)

* fax: 	   (416) 263-9394

* e-mail:  telus@computershare.com

* mail:    Computershare Trust Company of Canada
	   9th floor, 100 University Avenue
	   Toronto, Ontario, M5J 2Y1

Restriction on ownership of shares

The Canadian Telecommunications Common Carrier Ownership and Control Regulations (the "Telecommunications regulations") and the Telecommunications Act (Canada) (the "Telecommunications Act"), contain restrictions relating to the holding of voting shares by non-Canadians. To maintain the eligibility of certain of its subsidiaries that are Canadian common carriers under the Telecommunications Act, the level of non-Canadian ownership of the common shares cannot exceed 33-1/3 per cent and the Company must not be otherwise controlled by non-Canadians. The Telecommunications regulations give carrier-holding corporations of Canadian common carriers certain powers to monitor and control the level of non-Canadian ownership of voting shares. As a carrier-holding corporation, the powers and constraints of the Telecommunications regulations have been incorporated into the Articles of the Company. The powers include the right to: refuse to register a transfer of voting shares to a non-Canadian; require a non-Canadian to sell any voting shares; convert voting shares to non-voting shares; and suspend the voting rights attached to the voting shares. The Company monitors the level of non-Canadian ownership of its common shares and periodically reports thereon to the Canadian Radio-television and Telecommunications Commission.

Certain subsidiaries of the Company also hold radio licences under the Radiocommunication Act (Canada) (the "Radiocommunication Act"), which are necessary to provide wireless telecommunication services, and broadcasting distribution licences under the Broadcasting Act (the "Broadcasting Act"), which are necessary to offer digital television services.

Both the Radiocommunication Act and the Broadcasting Act impose limitations on foreign ownership, similar to those found under the Telecommunications Act, by restricting the number of voting shares of the Company that may be held by non-Canadians. Following approval from the shareholders in 2005, the Company amended its Articles to ensure that the special rights and restrictions relating to foreign ownership compliance under the Telecommunications Act attaching to the common shares and the non-voting shares were extended to ensure similar compliance under both the Radiocommunication Act and the Broadcasting Act.

Non-voting shares

Subject to the prior rights of the holders of first preferred shares and second preferred shares of the Company, holders of non-voting shares are entitled to participate equally with the holders of common shares with respect to the payment of dividends and the distribution of assets of the Company on the liquidation, dissolution or winding up of the Company. The non-voting shares cannot be subdivided, consolidated, reclassified or otherwise changed unless the common shares are changed in the same manner.

Generally, the holders of non-voting shares are entitled to receive notice of, attend and be heard at all general meetings of the Company and are entitled to receive all notices of meeting, information circulars and other written information from the Company that the holders of common shares are entitled to receive from the Company, but are not entitled to vote at such general meetings unless otherwise required by law. To ensure that the holders of non-voting shares can participate in any offer made to holders of common shares (but that is not made to the holders of non-voting shares on the same terms), the offer must, by reason of applicable securities legislation or the requirements of the stock exchanges on which the common shares are listed, be made to all or substantially all the holders of common shares who are in any province of Canada to which such requirements apply (an "exclusionary offer"). Each holder of non-voting shares will, for the purposes of the exclusionary offer only, be permitted to convert all or part of the non-voting shares held into an equivalent number of common shares during the applicable conversion period. In certain circumstances (namely, the delivery of certificates, at specified times, by holders of 50 per cent or more of the issued and outstanding common shares to the effect that they will not, among other things, tender to such exclusionary offer or make an exclusionary offer), these conversion rights will not come into effect.

If the Telecommunications Act, the Radiocommunication Act, and the Broadcasting Act and the regulations thereunder relating to ownership and control are changed so that there is no restriction on non-Canadians holding common shares, holders of non-voting shares will have the right to convert all or part of their non-voting shares into common shares on a one-for-one basis. The Company will have the right to require holders of non-voting shares who do not make such an election to convert such non-voting shares into an equivalent number of common shares.


Business of the meeting

1. Report of management and consolidated financial report

The report of management and the audited Consolidated financial statements for the year ended December 31, 2005, including Management's discussion and analysis ("MD&A"), are contained in the 2005 annual report - financial review of the Company. Shareholders who have requested a copy of the 2005 annual report will receive it by mail. If you did not request a copy, you may view the annual report online at telus.com/annualreport or obtain one upon request to TELUS' Corporate Secretary at 21 - 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

2. Election of directors

General

All of the directors, with the exception of Pierre Y. Ducros, were elected by the holders of common shares on May 4, 2005. Mr. Ducros was appointed to the Board on September 26, 2005

The Board has fixed the number of directors at 12. Accordingly, at the meeting, shareholders will be asked to vote for the 12 nominees proposed by the Company for election as directors of the Company. Unless otherwise instructed, the persons named in the accompanying proxy as proxyholders (the "management proxyholders") intend to vote for the election of all 12 nominees whose names are set forth on pages 8 to 10.

At the annual and special and class meetings of the Company held in May 2005, shareholders approved an amendment to the Company's Articles to remove cumulative voting and add a new section to the Articles to permit holders of common shares to vote for directors by a separate resolution for each director. Accordingly, at this meeting, each holder of common shares will be entitled to cast their votes for, or withhold their votes from, the election of each director.

Management believes that all nominees are able to serve as directors. If, prior to the meeting, any nominee is unable or unwilling to serve, the management proxyholders, unless directed to withhold the common shares from voting for the election of directors, reserve the right to vote for another nominee or nominees in their discretion if additional nominations were made at the meeting. Unless his or her office is vacated in accordance with applicable law or the Articles of the Company, each director elected at the meeting will hold office until the next annual meeting or until his or her successor is elected or appointed.

The following table provides the name and background information of each nominee, including present principal occupation, principal occupations and directorships during the past five years and positions held with the Company.
_______________________________________________________________________________
R.H. (Dick) Auchinleck            R.H. (Dick) Auchinleck was employed by Gulf
Calgary, Alberta                  Canada Resources Ltd, an oil and gas company,
Age: 55                           for 25 years, retiring in 2001 as President
Director since(1): 2003           and Chief Executive Officer of Gulf Canada
Shareholdings(2): 3,185/ 6,000    Resources after the sale of the company to
DSUs(3): 0 / 15,811               Conoco Inc. He continues an association with
Options(4): 0 / 0 / 0             the companyas a member of the Conoco-Phillips
                                  Board. From 1999 to 2001, he was the President
                                  and Chief Executive Officer of Gulf. He is
                                  currently a member of the Board of Directors
                                  of Enbridge Commercial Trust and Red Mile
                                  Entertainment, Inc. In the past five years,
                                  Dick has served on the Boards of Sonic
                                  Mobility Inc., Hydro One Inc., Gulf Indonesia
                                  Resources Ltd. and Gulf Canada Resources Ltd.
                                  He received a Bachelor of Applied Science in
                                  Chemical Engineering from the University of
                                  British Columbia. Dick currently serves as a
                                  member of the TELUS Human Resources and
                                  Compensation Committee and the TELUS
                                  Corporate Governance Committee.
_______________________________________________________________________________
A. Charles Baillie                A. Charles Baillie served as Chairman and
Toronto, Ontario                  Chief Executive Officer of the
Age: 66                           Toronto-Dominion Bank from 1998 until his
Director since(1): 2003           retirement in 2003. In addition to his
Shareholdings(2): 0 / 55,200      affiliation with various educational and
DSUs(3): 0 / 14,178               cultural organizations, Charles currently
Options(4): 0 / 0 / 0             serves on the Board of Directors of Dana
                                  Corporation, Canadian National Railway
                                  Company and George Weston Limited. In the
                                  past five years, he has served on the Board
                                  of Directors of Cadillac Fairview
                                  Corporation, Ballard Power Systems Inc.,
                                  Qebecor World Inc., Texaco Inc., the
                                  Toronto-Dominion Bank and TD Waterhouse Inc.
                                  Charles is President of The Art Gallery of
                                  Ontario, Chancellor of Queen's University and
                                  Chair of the Canadian Council of Chief
                                  Executives. He holds an Honours B.A. from
                                  Trinity College, University of Toronto, an
                                  M.B.A. from Harvard Business School and an
                                  Honorary Doctorate of Laws Degree from
                                  Queen's University. Charles currently serves
                                  as a member of the TELUS Audit Committee.
_______________________________________________________________________________
Micheline Bouchard                Micheline Bouchard became President and Chief
Montreal, Quebec                  Executive Officer of ART Advanced Research
Age: 58                           Technologies, a biomedical company, in 2002.
Director since(1): 2004           From 2001 to 2002, she was Corporate
Shareholdings(2): 1,713/ 1,082    Vice-President and General Manager,
DSUs(3): 0 / 10,737               Enterprise Services Organization of Motorola
Options(4): 0 / 0 / 0             Inc. in Chicago, and from 1998 to 2000, she
                                  served as Corporate Vice-President and then
                                  President and Chief Executive Officer of
                                  Motorola Canada Inc. Micheline currently
                                  serves as a member of the Conference Board of
                                  Canada, the IWF Leadership Foundation and is
                                  a past president of the Canadian Academy of
                                  Engineering. She has also served on the
                                  Boards of Directors of Sears Canada Inc.,
                                  Alliance Forest Products Inc. and Corby
                                  Distilleries Ltd. She holds a Bachelor's
                                  degree in Applied Sciences and a Master's
                                  Degree in Applied Sciences from Ecole
                                  Polytechnique, Montreal, Quebec. She also
                                  holds an Honorary Doctorate in Business from
                                  Universite de Montreal (HEC), an Honorary
                                  Doctorate in Engineering from each of the
                                  University of Waterloo, the University of
                                  Ottawa and Ryerson Polytechnic University and
                                  an Honorary Doctorate of Laws from McMaster
                                  University. Micheline is a member of the
                                  Order of Canada. Micheline currently serves
                                  as a member of the TELUS Audit Committee
_______________________________________________________________________________
R. John Butler                    R. John Butler, Q.C. is counsel to Bryan &
Edmonton, Alberta                 Company, a law firm. John served on the Board
Age: 62                           of ED TEL (Edmonton Telephones) prior to its
Director since(1): 1995           acquisition in 1995 by TELUS Corporation and
Shareholdings(2): 984/ 4,263      on the Board of TELUS Corporation prior to
DSUs(3): 0 / 14,451               its 1999 merger with BC TELECOM Inc. He is a
Options(4): 0/ 3,050 / 2,700      member of the Board of Directors of Trans
                                  Global Insurance Company and Trans Global
                                  Life Insurance Company, and a trustee of the
                                  Liquor Stores Income Fund. In the past five
                                  years, John has also served as Chair of the
                                  Edmonton Eskimos Football Club and a member
                                  of the Board of Governors of the Canadian
                                  Football League. John holds a Bachelor of
                                  Arts and a Bachelor of Laws from the
                                  University of Alberta. He currently is Chair
                                  of the TELUS Pension Committee and a member
                                  of the TELUS Corporate Governance Committee.
_______________________________________________________________________________
Brian A. Canfield                 Brian A. Canfield is the Chair of TELUS
Point Roberts, Washington         Corporation. His career with TELUS spans
Age: 67                           nearly 50 years, including four years as
Director since (1): 1993          Chair and Chief Executive Officer of BC
Shareholdings(2): 9,718/ 7,103    TELECOM Inc., three years as President and
DSUs(3): 4,595/ 24,774            Chief Executive Officer and one year as
Options(4): 40,000 / 74,000       President and Chief Operating Officer. He
/ 5,400                           also served as President and Chief Executive
                                  Officer of TELUS Corporation on an interim
                                  basis from September 1999 to July 2000, after
                                  which he resumed his role as Chair. He is a
                                  director of Suncor Energy Inc., a member of
                                  the Canadian Public Accountability Board and
                                  a member of the Crawford Panel on a Single
                                  Canadian Securities Regulator. In the past
                                  five years, Brian has also served as a
                                  director of Terasen Inc. and the Toronto
                                  Stock Exchange. In 1997, Brian was named an
                                  Honorary Doctor of Technology by the British
                                  Columbia Institute of Technology, and in 1998
                                  was appointed to the Order of British
                                  Columbia. Brian currently serves as a member
                                  of the TELUS Pension Committee.
_______________________________________________________________________________
Pierre Y. Ducros                  Pierre Y. Ducros is President of P. Ducros &
Montreal, Quebec                  Associes Inc. Previously, he was President
Age: 66                           and CEO of DMR Consulting Group, Inc.
Director since (1): 2005          (Canada), which he co-founded in 1973. Pierre
Shareholdings(2): 0 / 329         has also held various management positions at
DSUs(3): 0/7,020                  IBM Canada Limited and served as an officer
Options(4): 0/0/0                 of the Royal Canadian Navy. He is presently a
                                  member of the Boards of Directors of Manulife
                                  Financial Corporation, Cognos Incorporated,
                                  Emergis Inc., Nstein Technologies Inc., and
                                  RONA Inc. In the past five years, he served
                                  as a director of Engenuity Technologies Inc.
                                  Pierre obtained a Bachelor of Arts Degree
                                  from the Universite de Paris at College
                                  Stanislas in Montreal in 1956. He graduated
                                  from the Royal Military College of Canada in
                                  1960 and also obtained a Bachelor of
                                  Engineering (Communications) degree from
                                  McGill University in 1961. Pierre is a member
                                  of the Order of Canada and an officer of the
                                  Order of Belgium. He currently serves on the
                                  TELUS Audit Committee.
_______________________________________________________________________________
Darren Entwistle                  Darren Entwistle has been President and Chief
Vancouver, British Columbia       Executive Officer of TELUS Corporation since
Age: 43                           July 10, 2000. He began his career at Bell
Director since(1): 2000           Canada in 1988 and joined Cable & Wireless
Shareholdings(2): 42,335/ 283,947 plc (C&W) in 1993 in the UK, holding key
Options(4): 0/ 234,618            positions in finance and operations and
RSUs(5) : 283,328                 becoming President, Global Services, UK &
                                  Ireland prior to joining TELUS. He is a
                                  member of the Board of Directors of TD Bank
                                  Financial Group, the Vancouver Symphony
                                  Orchestra and the Leading Edge Endowment
                                  Fund. He is also on the Board of Governors of
                                  the International Institute of
                                  Telecommunications and is the Chair of the
                                  Royal Conservatory of Music's Capital
                                  Campaign. Darren holds a Bachelor of
                                  Economics (Honours) from Concordia University
                                  in Montreal, an MBA from McGill University
                                  and a Diploma in Network Engineering from the
                                  University of Toronto.
_______________________________________________________________________________
Ruston E.T. Goepel                Ruston E.T. Goepel is Senior Vice President
Vancouver, British Columbia       of Raymond James Financial Ltd., an
Age: 63                           investment firm. Rusty serves as a director
Director since(1): 2004           of Spur Ventures Ltd., Amerigo Resources
Shareholdings(2): 0/12,500        Ltd., Premium Brands Income Trust and Baytex
DSUs(3): 0/10,662                 Energy Trust. Rusty is also the Chairman of
Options(4):0 / 0 / 0              the Business Council of BC and serves on the
                                  Boards of two not-for-profit organizations -
                                  the Vancouver 2010 Olympic Organizing
                                  Committee and The Vancouver Airport
                                  Authority. He is a past director of Duke
                                  Seabridge Ltd., Smith Tractor Inc. and Coast
                                  Tractor Ltd. Rusty is a recipient of the
                                  Queen's Jubilee Medal for Business Leadership
                                  and Community Services. He currently serves
                                  on the TELUS Audit Committee.
_______________________________________________________________________________
John S. Lacey                     John S. Lacey is the Chairman of the Board of
Thornhill, Ontario                Directors of Alderwoods Group, Inc., an
Age: 62                           organization operating funeral homes and
Director Since(1): 2000           cemeteries within North America. From January
Shareholdings(2): 12,108/ 651     1999 to January 2002, John was the Chairman
DSUs(3): 0 / 15,034               of the Board of Directors of Loewen Group. He
Options(4): 0 / 0 / 2,700         is an Advisory Board Member of Tricap, a
                                  director of Cancer Care Ontario, Canadian
                                  Tire Corporation, Limited, Western Forest
                                  Products Ltd. and the Canadian Imperial Bank
                                  of Commerce, and is currently the Chairman of
                                  Doncaster Racing Inc. and Doncaster
                                  Consolidated Ltd. In the past five years, he
                                  also served on the Board of Directors of the
                                  Liquor Control Board of Ontario and Clarica,
                                  Inc. John currently is the Chair of the TELUS
                                  Human Resources and Compensation Committee
                                  and a member of the TELUS Corporate
                                  Governance Committee.
________________________________________________________________________________
Brian F. MacNeill                 Brian F. MacNeill retired as Chief Executive
Calgary, Alberta                  Officer of Enbridge Inc., an integrated
Age: 66                           pipeline company, on January 1, 2001. Prior
Director since(1): 2001           to that he was Executive Vice-President and
Shareholdings(2): 1,000 / 5,269   Chief Operating Officer of Enbridge Inc. and
DSUs(3): 0 / 27,826               he has served on the Board of Enbridge Inc.
Options(4): 0 / 0 / 2,700         He is currently Chairman of Petro-Canada and
                                  Dofasco Inc. and a director of TD Bank
                                  Financial Group and West Fraser Timber Co.
                                  Ltd. Brian also serves as Chair of the Board
                                  of Governors of the University of Calgary. In
                                  the past five years, Brian has served on the
                                  Board of Directors of Veritas DGC Inc.,
                                  Legacy Hotels REIT, Sears Canada Inc. and
                                  Western Oil Sands Inc. Brian is a chartered
                                  accountant and is a Fellow of the Chartered
                                  Accountants of Alberta. He also holds a
                                  Bachelor of Commerce from Montana State
                                  University. Brian is a member of the Order of
                                  Canada. He currently is the Chair of the
                                  TELUS Audit Committee.
_______________________________________________________________________________
Ronald P. Triffo                  Ronald P. Triffo is the Chairman of Stantec
Edmonton, Alberta                 Inc., an engineering and international
Age: 66                           professional services company where he served
Director since(1): 1995           in various executive management positions for
Shareholdings(2): 1,567/ 522      more than 20 years. He served as a director
DSUs(3): 6,544/ 27,843            and Board Chairman of ED TEL (Edmonton
Options(4): 0 / 4,100 / 2,700     Telephones) prior to its acquisition in 1995
                                  by TELUS Corporation. He is currently
                                  Chairman and director of ATB Financial. Ron
                                  also serves on the Board of the Alberta
                                  Ingenuity Fund, Alberta's Promise, the
                                  Advisory Council of the Faculty of Medicine
                                  and Dentistry at the University of Alberta
                                  and the Board of Governors of Junior
                                  Achievement of Northern Alberta. Ron is a
                                  past president of the Consulting Engineers of
                                  Alberta and the Association of Consulting
                                  Engineers of Canada, and a past Chair of the
                                  Alberta Economic Development Authority. Ron
                                  holds a Bachelor of Science in engineering
                                  from the University of Manitoba and an MSc
                                  (Engineering) from the University of
                                  Illinois. Ron currently is the Chair of the
                                  TELUS Corporate Governance Committee and a
                                  member of the TELUS Pension Committee.
_______________________________________________________________________________
Donald P. Woodley                 Donald P. Woodley is the CEO and President of
Mono Township, Ontario            GENNUM Corporation, a technology company, as
Age: 60                           well as the President of The Fifth Line
Director since(1): 1998           Enterprise, a privately held company
Shareholdings(2): 5,678/ 864      providing strategic advisory services and
DSUs(3): 0 / 14,451               executive coaching to the Canadian IT
Options(4): 0 / 3,050 / 2,700     industry. He currently serves as a director
                                  of DataMirror Corporation and of GENNUM
                                  Corporation. Don also serves as a director of
                                  Steam Whistle Brewing Inc. and two
                                  not-for-profit organizations - The Hospital
                                  for Sick Children Foundation and the Advisory
                                  Board for the Richard Ivey School of Business
                                  at the University of Western Ontario. In the
                                  past five years, Don has served as director
                                  of Delano Technology and Star Data Systems.
                                  Don is a member and past Chair of the Board
                                  of Governors of ITAC (Information Technology
                                  Association of Canada) and a past Chair of
                                  the Board of Governors of The Stratford
                                  Festival of Canada. He holds a Bachelor of
                                  Commerce from University of Saskatchewan and
                                  an MBA from the Richard Ivey School of
                                  Business at the University of Western
                                  Ontario. Don currently serves as a member of
                                  the TELUS Human Resources and Compensation
                                  Committee and the TELUS Pension Committee.
                                  Don will assume the role of Chair of the
                                  TELUS Pension Committee immediately following
                                  the Company's annual general meeting.
_______________________________________________________________________________

(1) The Company or any of its predecessors.
(2) Common shares/non-voting shares, as at March 10, 2006.
(3) Deferred share units for common shares/deferred share units for non-voting shares, as at March 10, 2006.
(4) Options acquired pre-merger, for 75 per cent common shares and 25 per cent non-voting shares when exercised/options for common shares/options for non-voting shares, as at March 10, 2006.
(5) Darren Entwistle also holds restricted stock units each equal to the value of one non-voting share as determined under the applicable plan.

Board and committee meetings held and attendance by directors for the year ended December 31, 2005

Number of Board and              Attendance of directors
committee meetings held                                                            Board           Committee
                                                                                   meetings        meetings
                                                                                   attended        attended
                                 Director
_______________________________________________________________________________________________________________________
Board of Directors: 8
Audit Committee (AC): 5
Corporate Governance
Committee (CGC): 6               Brian A. Canfield(1) (Board Chair) (PC)           8 of 8           4 of 4
Human Resources and              R.H. (Dick) Auchinleck(HRC, CGC)                  8 of 8          10 of 11
Compensation Committee           A. Charles Baillie (AC)                           8 of 8           5 of 5
(HRC): 5                         Micheline Bouchard(AC)                            8 of 8           5 of 5
Pension Committee (PC): 4        R. John Butler(CGC, Chair) (PC)                   8 of 8          10 of 10
                                 Pierre Y. Ducros(2) (AC)                          3 of 3           1 of 1
                                 Darren Entwistle (3)                              8 of 8             --
                                 Ruston E.T. Goepel(AC)                            8 of 8           5 of 5
                                 John S. Lacey(HRC, Chair) (CGC)                   8 of 8          11 of 11
                                 Brian F. MacNeill(AC, Chair)                      8 of 8           5 of 5
                                 Ronald P. Triffo(CGC, Chair) (PC)                 8 of 8          10 of 10
                                 Donald P. Woodley (PC) (HRC)                      8 of 8           9 of 9

(1) In addition to Pension Committee meetings, Brian A. Canfield regularly attended meetings of other committees.
(2) Pierre Y. Ducros joined the Board and the Audit Committee on September 26, 2005.
(3) The President and CEO does not serve on any committee of the Board, but regularly attended committee meetings.

Cease trade orders, bankruptcies, penalties or sanctions

Other than as disclosed, for the ten years ended December 31, 2005, TELUS is not aware that any current director or officer of TELUS had been a director or officer of another issuer which, while that person was acting in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In December 1998, J.S. Lacey was asked by a group of shareholders to lead the Loewen restructuring, as Chairman of the Board, a position he held at the time of Loewen's filing under Chapter 11 of the U.S. Bankruptcy Code and the Companies' Creditors Arrangement Act (Canada).

For the ten years ended December 31, 2005, TELUS is not aware that any current director or officer of TELUS had been a director or officer of another issuer which, while that person was acting in that capacity, was the subject of a cease trade or similar order or was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order that denied the company relevant access to any exemption under securities legislation for a period of more than 30 consecutive days.

3. Appointment of auditors

In 2002, upon the recommendation of the Audit Committee, the Board of Directors appointed Deloitte & Touche LLP to fill the vacancy which resulted from the Company's then current auditors, Arthur Andersen LLP, ceasing to practice public accounting in Canada. Deloitte & Touche LLP were re-appointed auditors of the Company on May 4, 2005 at the annual and special and class meetings of the Company.

Upon the recommendation of the Audit Committee, holders of common shares will be asked at the meeting to approve the appointment of Deloitte & Touche LLP as auditors and authorize the directors to fix the remuneration of the auditors. This re-appointment will become effective only if approved by at least a majority of the votes cast by the holders of common shares present in person or by proxy, entitled to vote at the meeting.

The management proxyholders intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company, unless the holder of common shares specifies that his or her proxy be withheld from voting.

Summary of billings and services by the external auditors

The two tables below set out the services provided by the Company's external auditors. This extensive disclosure complies with the United States Securities and Exchange Commission ("SEC") rules on auditor independence, and the services have been separated into four categories as mandated by the SEC. This information is also contained in the Company's 2005 Annual Information Form.

The following table is a summary of billing by Deloitte & Touche, LLP, as auditors of TELUS, during the period from January 1, 2005 to December 31, 2005:

Summary of billings for TELUS for the period January 1 to December 31, 2005

                       Deloitte & Touche   Deloitte      Total Fees      %
Type of work                               Consulting
-------------------------------------------------------------------------------
Audit fees             $2,237,606          --            $2,237,606        90.7
Audit-related fees       $195,584          --              $195,58         47.9
Tax fees                  $33,180          --              $33,180          1.4
All other fees                 --          --                   --           --
-------------------------------------------------------------------------------
Total                  $2,466,760          --            $2,466,760       100.0
===============================================================================

The following table is a summary of billing by Deloitte & Touche, LLP, as auditors of TELUS, during the period from January 1, 2004 to December 31, 2004:

Summary of billings for TELUS for the period January 1 to December 31, 2004

                       Deloitte & Touche   Deloitte      Total Fees      %
Type of work                               Consulting
------------------------------------------------------------------------------
Audit fees             $2,102,260          --            $2,102,260       79.5
Audit-related fees       $313,325          --              $313,325       11.8
Tax fees                 $231,278          --              $231,278        8.7
All other fees                 --          --                    --         --
------------------------------------------------------------------------------
Total                  $2,646,863          --            $2,646,863      100.0
===============================================================================


Mandate and report of the Corporate Governance Committee

The mandate of the Corporate Governance Committee is to assist the Board in fulfilling its oversight responsibilities to ensure that the Company has an effective corporate governance regime. The Corporate Governance Committee is responsible for monitoring corporate governance developments, emerging best practices and the effectiveness of the Company's corporate governance practices. The Corporate Governance Committee is also responsible for identifying, recruiting, and recommending nominees for election as directors, and providing ongoing development for directors and overseeing Board and director evaluations. The Corporate Governance Committee assesses and makes recommendations to the Board for its determination of the "independence" and "financial literacy", "financial expertise", "accounting or related financial management expertise" of directors as defined under corporate governance rules and guidelines.

Membership

The current members of the Corporate Governance Committee, Ron P. Triffo (Chair), R. H. Auchinleck, R. John Butler and John S. Lacey, were appointed on February 16, 2005 and reappointed on February 15, 2006. All members of the Corporate Governance Committee are independent.

Meetings

The Corporate Governance Committee meets at least once each quarter and reports on its activities to the Board. At each regularly scheduled quarterly meeting, the Corporate Governance Committee holds an in-camera session without management present. The Corporate Governance Committee met six times during 2005.

Highlights

Enhanced and renewed commitment to best practices for corporate governance

* received and considered with management frequent updates on changing laws and regulations, rules and corporate governance initiatives taken by securities regulators and other stakeholders, emerging best practices and their implications for the Company;

* reviewed the implications of Bill 198 regarding secondary market liability in Ontario, including the impact on the Company's policies and processes;

* recommended to the Board for approval changes relating to the terms of reference of both the Pension Committee and the Human Resources and Compensation Committee, reviewed and reconfirmed the Board Policy Manual, including the terms of reference for each committee of the Board as amended, and updated the definition of "independence" to reflect securities rules and guidelines as they were finalized by regulatory authorities;

* developed and approved a succession plan process for the Chairs of the committees of the Board; and

* reviewed and approved amendments to the insider trading policy.

Initiatives relating to directors

* reviewed and recommended to the Board for approval nominees for election as directors or to be appointed to the Board;

* assessed and recommended to the Board an increase in the size of Board from 11 to 12 in order to increase representation from the province of Quebec, an important market to the Company, and undertook an extensive search for a 12th director following such determination, which resulted in the appointment of Pierre Y. Ducros to the Board on September 26, 2005;

* reviewed and recommended to the Board for approval an increase in the share ownership criteria for directors from $200,000 to $300,000 and an increase in the Chair's share ownership criteria from $400,000 to $500,000;

* reviewed succession planning for committees and committee Chairs of the Board, and reviewed and recommended to the Board for approval the composition of the committees of the Board, including a change in the Chair of the Pension Committee to take effect immediately following the annual general meeting as part of succession planning for that position;

* developed and recommended to the Board a philosophy on directors' compensation, engaged external consultants to review market data, and recommended to the Board directors' compensation for 2005;

* reviewed the impact of the new Business Corporations Act (British Columbia) on directors' indemnification, received legal advice on the appropriate indemnification for directors, and recommended a new form of indemnity agreement based on such advice;

* continued the orientation program for new directors and the ongoing education program for all directors; and

* conducted an annual evaluation of each director of the Company, the Chair of the Board and the Chairs of each committee and of the Board as a whole.

For more information on director compensation see the following table.

/S/Ron P. Triffo                                /S/R.H. (Dick) Auchinleck
________________________                        __________________________
   Ron P. Triffo (Chair)                           R.H. (Dick) Auchinleck


/S/R. John Butler                               /S/John S. Lacey
________________________                        __________________
   R. John Butler                                  John S. Lacey


Director compensation

Each director of the Company who is not an employee of the Company receives an annual fee for acting as a director on the Board and each committee served, plus a further fee for each Board and committee meeting attended. The annual board retainer of a participant cannot be paid to the participant entirely in cash unless the participant holds deferred share units and equity shares having a market value at least equal to a defined ownership target, which was increased in February 2006 by the Board of Directors. All of the proposed non-management directors have met this threshold and the Chair of the Board has exceeded this threshold. The fees received by each director for 2005 are outlined in the table below.
_______________________________________________________________________________
Regular Board service
_______________________________________________________________________________
Annual director's retainer                      $25,000
Meeting fee                                      $1,500
Annual equity grant                               3,500 deferred share units
_______________________________________________________________________________
Committee service: Audit
_______________________________________________________________________________
Chair's retainer                                $10,000
Member retainer                                  $6,000
Meeting fee                                      $3,000
_______________________________________________________________________________
Committee service: All other committees
_______________________________________________________________________________
Chair's retainer                                 $6,000
Member retainer                                  $3,000
Meeting fee                                      $1,500
_______________________________________________________________________________
Chair of the Board
_______________________________________________________________________________
Annual retainer                                $200,000
Meeting fee                                        -
Annual equity grant                               6,000 deferred share units
_______________________________________________________________________________

Directors who are requested by the Chair to perform additional tasks or assignments on behalf of the Board may in certain circumstances receive an additional $1,500 per diem fee for such services. No such fees were paid in 2005. Directors also receive an additional fee of $1,500 per meeting if they are, or otherwise would be, required to travel in excess of six hours (return) from their principal residence and in certain other circumstances to a TELUS Board meeting. For more information on directors' compensation, see page 44 of Appendix A.

Mandate and report of the Pension Committee

The mandate of the Pension Committee is to oversee the administration, financial reporting and investment activities of the Pension Plan for Management and Professional Employees of TELUS Corporation, the TELUS Defined Contribution Pension Plan, the TELUS Edmonton Pension Plan, the TELUS Corporation Pension Plan, the TELUS Corporation Pension Plan for Employees of TELUS Communications (Quebec) Inc., any successor plans and related supplemental retirement arrangements as mandated by the Board, and the related trust funds (the "Pension Plans"). The powers delegated to the Pension Committee in its mandate are subject to those instances where powers and duties are specifically assigned to third parties in the Pension Plan documents themselves. The Pension Committee is responsible for reporting to the Board with respect to the actuarial soundness of the Pension Plans, the administrative aspects of the Pension Plans, investment policy, performance of the investment portfolios and compliance with government legislation. The Pension Committee may, from time to time, recommend to the Board changes to the Pension Plans and their administration.

Membership

The current members of the Pension Committee, R. John Butler (Chair), Brian A. Canfield, Ron P. Triffo and Donald P. Woodley, were appointed on February 16, 2005 and reappointed on February 15, 2006. All members of the Pension Committee are independent.

Meetings

The Pension Committee meets at least once each quarter and reports its activities to the Board. At each regularly scheduled quarterly meeting, the Pension Committee meets in-camera, without management present. The Pension Committee also meets with Pension Plan auditors without management present. The Pension Committee met four times in 2005.

Highlights

TELUS Defined Contribution Pension Plan review

The Pension Committee completed a comprehensive review of the defined contribution pension plans. The review was conducted by management with the assistance of an external consultant. The review resulted in the streamlining of investment fund choices and the negotiation of lower plan fees for members of the plan. The review also established that TELUS defined contribution plans were in compliance with the new guidelines of the Canadian Association of Pension Supervisory Authorities, which came into effect as of January 1, 2006. As of January 1, 2006, the Pension Plan for Management and Professional Employees of TELUS Corporation was closed to new entrants. Existing members of this defined benefit plan will continue to have the option of converting to the TELUS Defined Contribution Pension Plan.

Pension administration

The Pension Committee requisitioned a review of the pension administration processes associated with the Pension Plans. TELUS management performed the review and recommended the alignment of pension payment and administration processes for all of the Pension Plans. As a result, TELUS outsourced pension payments for approximately 10,000 pensioners during 2005.

Currency manager mandate

The Pension Committee previously directed a comprehensive asset and liability study during 2004, which was completed by management with the assistance of external consultants. While the study indicated that the investment policies developed by the Pension Committee to guide investment management were appropriate (see Note 18 of TELUS' 2005 Consolidated financial statements), the study also identified a further opportunity to reduce investment risk and potentially increase returns by actively managing the currency exposure arising from foreign investments. During 2005, two currency managers were appointed to actively manage the currency exposure in the defined benefit pension plans. With the elimination of the foreign property limits, management evaluated the use of a synthetic foreign equity mandate being used to ensure that foreign property exposure remained below the limit. On the basis of the analysis, the existing mandate was replaced by an enhanced index mandate.

Plan management and governance

In accordance with its mandate, the Pension Committee approved the appointments of auditors, actuaries, custodians, legal counsel and investment managers, as needed. As well, the Pension Committee received, reviewed and approved where mandated, the following:

* an annual report, including annual financial statements and audit reports prepared by the external auditors for all Pension Plans that fall within the Pension Committee's mandate;

* an audit scope report;

* regular briefings regarding legal matters that affect the Pension Plans;

* reports from each Pension Plan's actuaries, including the assumptions and the results;

* plan budgets, including Pension Plan expenses and peer plan results;

* quarterly and annual investment results;

* plan insurance coverage;

* management self-assessment of internal controls;

* reports confirming compliance with pension plan ethical standards, investment policies and procedures, derivative policies and legislation;

* surveys and reports concerning pension governance best practices;

* investment manager performance assessments;

* the strategic investment plan; and

* management presentations on the subjects of actuarial practices, derivatives, pension risks, operations overview and performance measurement.

Signed, the members of the Pension Committee


/S/R. John Butler                                   /S/Ron P. Triffo
__________________________                         _______________________
   R. John Butler (Chair)                              Ron P. Triffo


/S/Donald P. Woodley                               /S/Brian A. Canfield
__________________________                         ______________________
   Donald P. Woodley                                  Brian A. Canfield



Mandate and report of the Audit Committee

The Audit Committee supports the Board in fulfilling its oversight responsibilities regarding the integrity of the Company's accounting and financial reporting, the Company's internal controls and disclosure controls, the Company's legal and regulatory compliance, the Company's ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company's external and internal auditors, the management of the Company's risks, creditworthiness, treasury plans and financial policy, and the Company's whistleblower and complaint procedures. For more information on TELUS' Audit Committee, including the text of the Audit Committee's terms of reference, refer to the heading "Audit Committee" in TELUS' Annual Information Form.

Membership

Four of the Committee's current members, Brian F. MacNeill (Chair), A. Charles Baillie, Micheline Bouchard and Ruston E.T. Goepel were appointed on February 16, 2005. Pierre Y. Ducros was appointed on September 26, 2005. All five members were reappointed on February 15, 2006.

The Board has determined that each member of the Audit Committee is "financially literate" and that the Audit Committee Chair is an "audit committee financial expert" and has "accounting or related financial management expertise" as defined by applicable securities laws. Information regarding the education and experience of the members of the Audit Committee is contained in TELUS' 2005 Annual Information Form. The Audit Committee is comprised entirely of independent directors.

Meetings

The Audit Committee meets at least once each quarter and reports on its activities to the Board. At each regularly scheduled quarterly meeting, the Audit Committee meets separately, in-camera, with both the internal auditor and external auditors. The Audit Committee also meets separately with management and without management present, at each regularly scheduled meeting. The Audit Committee met five times during 2005.

Highlights

Financial reporting

* reviewed and discussed with the Company's President and Chief Executive Officer and the Chief Financial Officer their readiness to certify the annual financial statements and related disclosure material, as required under the U.S. Sarbanes-Oxley Act ("SOX"), and the interim financial statements and related disclosure materials, as required under Canadian securities legislation;

* reviewed and recommended to the Board for approval, the public release and filing of the annual audited Consolidated financial statements and quarterly unaudited Consolidated financial statements of the Company and subsidiaries whose financial statements are publicly filed, including related news releases and Management's discussion and analysis;

* reviewed and recommended to the Board for approval key securities filings that contain financial information, including the Annual Information Form and Form 40-F; and

* reviewed, throughout the year, any changes or adoption of significant accounting policies and significant estimates impacting the current and future financial statements of the Company.

External auditors

* oversaw the work of the external auditors;

* reviewed and approved the annual audit plan;

* monitored the progress of the external audit;

* received reports on the external auditor's internal quality control procedures, independence and confidentiality procedures;

* met quarterly with the external auditors without management present;

* reviewed and set the compensation of the external auditors; and

* reviewed and pre-approved all audit, audit-related and non-audit services provided by the external auditors or its affiliates.

Accounting and financial management

* reviewed the Company's major accounting policies, including alternatives and potential key management estimates and judgments and the Company's financial policies and compliance with such policies;

* reviewed with management the adoption of new accounting standards and emerging best practices in response to changes in securities legislation;

* reviewed with management the Company's financial policies and compliance with these policies;

* reviewed quarterly derivatives, and guarantees and indemnities reports;

* recommended adoption of amended annual and long-term policy targets concerning matters such as leverage, liquidity, capital structure and credit ratings;

* reviewed quarterly treasury updates and approved key treasury matters, including financing plans such as the early redemption on December 1, 2005 of the Company's 7.50%, Series CA, Notes due June 1, 2006;

* reviewed and recommended to the Board for approval an increase in November 2005 to the Company's dividend within the target dividend payout ratio guideline;

* received quarterly reports regarding taxation matters and structural/legal reorganizations; and

* reviewed and discussed with management at each regularly scheduled meeting the results of significant capital expenditures including specific reviews of major capital projects.

Internal controls and disclosure controls

* reviewed and approved the internal audit program to provide assurance regarding risk exposures and internal controls;

* reviewed quarterly reports on internal audit activities and internal audit's evaluation of the Company's disclosure controls and internal control systems and risk mitigation progress;

* met regularly with the Chief Internal Auditor without management present;

* monitored the adequacy of resourcing and the independence and objectivity of the internal audit function;

* received briefings from management regarding key audit report follow-ups;

* reviewed, quarterly, the results of the cascading certifications by key stakeholders in the financial reporting and disclosure controls processes to provide reasonable assurance and confidence to the President and CEO and CFO;

* considered reports from the Chief Compliance Officer and General Counsel on matters relating to compliance with laws and regulations;

* received and considered quarterly reports regarding the receipt, investigation and treatment of whistleblower, ethics and internal controls complaints; and

* reviewed, quarterly, the expenses of the executive leadership team and annually reviewed the adequacy of, and compliance to, Company policies covering executive officers' expense accounts and perquisites and their use of corporate assets.

Enterprise risk management

* reviewed the results of management's annual risk assessment (and quarterly updates thereto), the identification of key risks and the engagement of executives to mitigate risk exposures;

* considered reports on the Company's business continuity, including work stoppage, and disaster recovery plans;

* reviewed reports on management's approach for safeguarding corporate assets and information systems;

* monitored the Company's environmental risk management activities and results, and reviewed the Company's corporate social responsibility report;

* reviewed the adequacy of the Company's insurance coverages and monitored the Company's property risk management program; and

* reviewed reports on employee health and safety programs and results.

Audit Committee related governance

* received and reviewed with management frequent updates throughout the year regarding changing governance-related laws, rules and emerging best practices and implications of the proposals of Canadian and U.S. regulators with respect to the Audit Committee, including the Company's comment letter to the provincial securities commissions on Multilateral Instrument 52-111 Reporting on Internal Control Over Financial Reporting and the impact of Bill 198 on the Company's disclosure practices and policy;

* received from management quarterly updates on the handling of employee and anonymous complaints and inquiries regarding accounting, auditing, ethics, and internal control issues;

* reviewed and recommended for approval by the Board TELUS' 2006 Ethics
  Policy;

* monitored management's annual conflict of interest disclosure and review process; and

* received and reviewed management's planning efforts to enable SOX 404 compliance for financial year 2006.

Signed, the members of the Audit Committee

/S/Brian F. MacNeill                                /S/A. Charles Baillie
_________________________________                   ___________________________
   Brian F. MacNeill (Chair)                           A. Charles Baillie

/S/Micheline Bouchard                               /S/Pierre Y. Ducros
_________________________________                   ___________________________
   Micheline Bouchard                                  Pierre Y. Ducros

/S/Ruston E.T. Goepel
_________________________________
   Ruston E.T. Goepel



Mandate and report of the Human Resources and Compensation Committee

The Human Resources and Compensation Committee (the "Compensation Committee") of the Board of Directors is responsible for developing the compensation philosophy and guidelines on executive compensation, overseeing succession planning for the executive leadership team, determining President and CEO goals and objectives relative to compensation and evaluating President and CEO performance, reviewing and recommending President and CEO compensation based on evaluation, and determining compensation for executive management other than the President and CEO. The Compensation Committee annually reviews and reports to the Board on senior management organizational structure, and manages the Board-approved equity-based incentive plans and supplemental retirement arrangements (other than registered pension plans) for the executive leadership team.

Membership

The current members of the Compensation Committee, John S. Lacey (Chair), R.H.
(Dick) Auchinleck and Donald P. Woodley, were appointed on February 16, 2005. They were all reappointed on February 15, 2006.
All members of the Compensation Committee are independent. There are no interlocking relationships between the members of the Compensation Committee and the executive leadership team.

Meetings

The Compensation Committee meets at least once each quarter and reports on its activities to the Board. At each regularly scheduled quarterly meeting, the Committee holds an in-camera session without management present. The Compensation Committee met five times during 2005.

Highlights

President and CEO

* reviewed and approved the corporate goals and objectives relevant to President and CEO compensation;

* assessed performance of the President and CEO with the input of the Board of Directors and reported the results to the Board;

* reviewed the form and adequacy of President and CEO total compensation;

* reviewed the succession plan for the President and CEO; and

* reviewed and recommended to the Board for approval the President and CEO's compensation based on the evaluation of the performance of the President and CEO and its review of the form and adequacy of the compensation of the President and CEO.

Executive management

* reviewed and recommended for approval to the Board the proposed appointment of individuals to executive management and as corporate officers of the Company;

* considered the President and CEO's evaluations of the performance of individual members of executive management;

* reviewed the Company's compensation philosophy and guidelines for executive management by assessing the linkage of executive compensation philosophy and executive incentive plans to the Company's financial and non-financial performance, support of the Company's business strategy, and alignment with the Company's employee compensation philosophy;

* reviewed and approved the form and adequacy of executive total compensation for executive management other than the President and CEO;

* reviewed and approved the compensation of individual members of executive management, other than the President and CEO, after considering the evaluation and recommendations of the President and CEO;

* reviewed and approved the retirement and severance arrangements of departing members of the executive management;

* reviewed and approved the levels and types of benefits, including perquisites and vehicles that may be granted to executive management; and

* reviewed the succession plans for each member of executive management, including specific development plans and career planning for potential successors for both normal career progression and emergency replacement situations.

Equity plans

* received regular updates from management and expert external consultants on alternative long-term incentives, including an assessment of the implications for the Company and its shareholders;

* received regular updates on regulatory changes and corporate governance trends in Canada and the United States regarding equity compensation arrangements, including accounting treatment of options, requirements for shareholder approvals of equity grants, and including an assessment of implications for the Company and its shareholders;

* reviewed and recommended to the Board for approval an increase in the Company's matching contribution to the TELUS Employee Share Purchase Plan during the 2005 work stoppage;

* reviewed and recommended to the Board for approval the annual stock option and restricted stock unit grants to management (including executive management) for 2005 performance;

* reviewed and recommended to the Board for approval a one-time long-term incentive program in relation to the 2005 merger of the Company's wireline and wireless businesses; and

* received reports on the status of the option share reserves and monitored and approved discretionary long-term incentive awards.

Governance

* reviewed and approved the role of the external compensation consultant and recommended changes to the Compensation Committee Terms of Reference to require notice to the Compensation Committee on the engagement of the consultant by management to perform significant work.

Public disclosure

* prepared and approved for publication the report on executive compensation below.

Report on executive compensation

One of the Compensation Committee's roles is to design a compensation arrangement for the Company's executive leadership team that supports its business strategy to enhance the growth and profitability of the Company and allow the Company to attract and retain the key talent necessary to achieve the business objectives of the Company, as approved by the Board.

Compensation objectives and principles

The Compensation Committee has approved a performance management philosophy that creates a clear and direct linkage between compensation and the achievement of business objectives in the short-term, medium-term and long-term by providing appropriate components of fixed compensation, compensation at risk, and future income. The Compensation Committee is a strong proponent of linking compensation directly to the achievement of business objectives.

Each executive leadership team member is evaluated using the following assessment tools:

    * personal value-add assessment model ("PVAAM");

    * individual, business unit and corporate balanced scorecards; and

    * strategic staffing model.

PVAAM is used to assess and rate an executive leadership team member's achievement of results, leadership skills, retention risk and value to achieving strategy. These ratings, in conjunction with competitive market compensation data and the balanced scorecard results, are used to determine an executive leadership team member's base pay, annual variable pay, restricted stock unit allocations and share option grants.

The strategic staffing model is a comprehensive assessment tool used to assess each executive leadership team member's development and is relied on to design and regularly update succession plans for executive positions.

Benchmarking

The Compensation Committee has adopted a market-based approach to ensure that the Company provides competitive compensation. The Compensation Committee relates total compensation levels for the executives to the compensation paid to executives of other Canadian telecommunications companies as well as executives of companies in the general Canadian industry with revenue similar to that of the Company, as approved by the Compensation Committee.

Total compensation is generally targeted to be at the 75th percentile of the comparator group described above, if performance warrants. The Compensation Committee also considers other elements of an executive's total compensation including health and welfare benefits, retirement programs and perquisites.

In establishing the appropriate compensation levels, the Compensation Committee engages and receives expert advice from outside consultants who conduct surveys and provide competitive data. The Compensation Committee also considers recommendations from management.

Compensation mix

The key elements of the Company's executive compensation program are base salary and at-risk compensation, which comprises annual variable pay, medium-term incentives and long-term incentives.

Base salary

In accordance with its market-based approach, the Compensation Committee has targeted base salaries of the executive leadership team to be at approximately the 50th percentile of the comparator group. Individual base salaries are adjusted by the Compensation Committee to recognize varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group.

At-risk incentive pay

The target at-risk incentive pay for executives is 75 per cent of total compensation for the executive leadership team overall.

The Company adopts three strategies for at-risk incentive pay:

  1.  Annual variable pay plan

This annual plan implements the Company's pay-for-performance philosophy by providing executives with direct financial incentive in the form of an annual cash award based on the achievement of corporate, strategic business unit and individual performance goals. Targets to determine when these goals have been met are set out in the corporate balanced scorecard and strategic business unit balanced scorecards, and the executives' personal performance objectives. The actual achievement of annual business plans as reflected through performance measurement and quantifiable goals ultimately determine the annual variable compensation received.

Results at less than target would result in a reduced or zero award.

All corporate and strategic business unit scorecard objectives were tied to the six strategic imperatives of TELUS, which are as follows:

     * building national capabilities across data, Internet protocol (IP), voice and wireless;

     * providing integrated solutions that differentiate TELUS from our competitors;

     * partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business;

     * focusing relentlessly on the growth markets of data, IP and wireless;

     * going to market as one team, under a common brand, executing a single strategy; and

     * investing in internal capabilities to build a high-performance culture and efficient operation.

The specific measures developed each year for the scorecard must also be readily quantifiable, easily measured by the Company's information systems, auditable, and balance year-over-year consistency with the Company's annual strategic direction. Balanced scorecard targets were also set for each strategic business unit.

The weighting given to corporate results, strategic business unit ("SBU") results and personal results for each executive leadership team member is set out in the following table:

__________________________________________________________________________________________________________________
                                                Component weighting                                Target award
__________________________________________________________________________________________________________________
Position          Corporate         SBU          Average      Average             Personal         Percentage
                  results          results       SBU          customer-facing     results          of base
                                                 results      SBU results                          salary
__________________________________________________________________________________________________________________
President and        30%           --            20%         30%                   20%             50%
CEO
__________________________________________________________________________________________________________________
EVP                  50%           30%           --          --                    20%             50%
Customer -
facing SBU
__________________________________________________________________________________________________________________
EVP -                30%            20%          --          30%                   20%             50%
Business
enabling SBU
__________________________________________________________________________________________________________________


The award for the executive vice-president of a business-enabling strategic business unit such as Finance or Human Resources, is based in part on the success of the Company's customer facing strategic business units to ensure direct line of sight to the achievement of customer-facing business unit objectives. The award for the President and CEO is based in part on the average results of all the strategic business units.

The personal performance of each member of the executive leadership team (other than the President and CEO) is assessed by the President and CEO, and the performance of the President and CEO is assessed by the Compensation Committee. The personal performance scorecard component is then determined based on the ratings set out in the following table:


                       Personal performance
_______________________________________________________________________
Rating                    Performance           Multiplier
                          rating
_______________________________________________________________________
Not meeting                2 - 3                  0.0
Partially meeting            4                    0.3
                             5                    0.5
_______________________________________________________________________
Fully meeting                6                    0.8
_______________________________________________________________________
Exceeding                    7                    1.1
                             8                    1.4
_______________________________________________________________________
Significantly exceeding      9                    1.7
                            10                    2.0+
_______________________________________________________________________


This approach ensures that payouts reflect performance levels and require truly outstanding results to deliver multipliers greater than 1.0.

  2.  Medium-term incentives

The Executive Stock Unit Plan ("ESU Plan") is a medium-term incentive plan that was implemented in 2002 for executive leadership team members and expanded in 2004 to include designated senior management team members. The purpose of this plan is to link a portion of the at-risk compensation to both the achievement of performance targets and total shareholder return, and to promote the retention of executives. Under the ESU Plan, participants are allocated restricted stock units ("ESUs"). The amount and terms of any allocation to executive leadership team members are approved by the Compensation Committee annually.

Generally, the number of ESUs allocated to an executive is based both on the achievement by the executive of performance targets and the share price performance of non-voting shares during the plan year. Each ESU is equal in value to the price of one non-voting share calculated in the manner provided in the plan. When dividends on non-voting shares are paid during the life of an ESU, a participant receives an equivalent credit that is converted to additional ESUs in the participant's account. These dividend equivalents do not vest unless the ESUs vest.

Unless otherwise determined with respect to any particular allocation, the number of ESUs allocated to a participant is determined by applying the actual performance results against a target that is based on a percentage of the participant's salary, then dividing by the value of the non-voting shares at the beginning or end of the performance year (being the year preceding the year of allocation), whichever is higher. This link, under the ESU Plan, to the share price of non-voting shares further aligns the interests of the recipients with the interests of shareholders. In this manner, any decline in the price of non-voting shares of the Company over the performance year directly reduces the value of the participant's incentive compensation, despite the fact that performance goals for the grants have been met.

Retention is promoted through the vesting of ESUs. ESUs allocated under the ESU Plan vest and become payable in equal annual instalments over approximately a three-year period, with all ESUs being paid out before the end of the second year after the year of allocation. If the participant resigns during this period, all unvested ESUs are forfeited. The value of the ESUs at payout is based on the value of non-voting shares at that time, calculated as required by the ESU Plan. In this manner, the price of non-voting shares of the Company directly impacts the value of the participant's incentive compensation at payout. Payments under the ESU Plan may be in cash or non-voting shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in non-voting shares issued from treasury.

  3.  Long-term incentives

Long-term incentives are provided under the TELUS Management Share Option Plan (formerly TELUS Share Option and Compensation Plan), and the Restricted Stock Unit Plan which was introduced in 2003. The purpose of these plans is to align the interests of executives with those of shareholders and to provide incentive compensation based on the value of non-voting shares. This strategy provides an opportunity for executives to acquire, through share options and restricted stock units ("RSUs"), an increased proprietary interest in the Company.

The amount and terms of any long-term incentive compensation determined by the Compensation Committee will be consistent with the overall compensation philosophy and objectives as set out above. As noted previously, long-term incentive compensation is based on two main factors: competitive market compensation considerations and each executive leadership team member's PVAAM ratings. The resulting assessment has a direct bearing on the long-term incentive awards. Prior equity grants are not taken into account in determining whether and, if so, how many new grants would be granted.

Share options are granted at an exercise price not less than the market value of the non-voting shares on the last business day before the grant date as determined pursuant to the plan. The Compensation Committee recommends to the Board the vesting schedule and the term of the share options. If no recommendation is made, then the share options will vest on the third anniversary of the grant and have a term of seven years. The term of the share options may not exceed 10 years. Share options may not be transferred or assigned by a participant.

Similar to the ESUs allocated under the ESU Plan, all RSUs allocated annually under the RSU Plan must be paid out before the end of the second year after the year of allocation. Each RSU is equal in value to the price of one non-voting share calculated as provided in the RSU Plan. When dividends on non-voting shares are paid during the life of an RSU, a participant receives an equivalent credit which is converted to additional RSUs in the participant's account. These dividend equivalents do not vest unless the RSUs vest. The value of the RSUs at payout is based on the value of non-voting shares at that time, calculated in the manner required by the RSU Plan. In this manner, the price of non-voting shares of the Company directly impacts the value of the participant's incentive compensation at payout. Payments under the RSU Plan may be in cash or in non-voting shares purchased in the market, or, subject to all necessary corporate and regulatory approvals, in non-voting shares issued from treasury. The Compensation Committee has the right to determine the vesting of each RSU allocation under the RSU Plan.

  2005 performance

For 2005, the Compensation Committee has continued with a rigorous, comprehensive and holistic approach towards the assessment of the performance of the executive leadership team applying the principles described above.

This philosophy results in a high focus on performance driving pay with base salary comprising only 25 per cent of total compensation for the executive team overall for 2005.

  Base salary

For 2005, four of the named executives received base salary increases (none received base salary increases in 2004 while a member of the executive leadership team) and the fifth received an increase on his appointment to the executive leadership team during 2005.

  At-risk incentive pay

Upon application of the Company's philosophy, the target at-risk incentive pay for executives is 75 per cent of total compensation for the executive leadership team overall. The at-risk incentive pay has three components:

  1. Annual variable pay plan

Each year specific targets are established using a balanced scorecard approach for the Company as a whole and for each business unit.

For 2005, the corporate scorecard targets were tied to profitable growth, customer excellence, business efficiency and effectiveness, and team engagement. The profitable growth metrics (35 per cent) were made up of TELUS wireline external revenue, TELUS wireless network revenue, strategic initiative revenue, free cash flow (after restructuring payment and before cash dividends) and earnings per share (from continuing operations). Customer metrics (35 per cent) included TELUS wireless churn rate, high speed internet subscriber churn (wireline), gross wireless subscriber additions, network access line loss (wireline) and customer loyalty and satisfaction indices. Business efficiency metrics (20 per cent) consisted of earnings before interest and taxes or "EBIT" (before restructuring costs) for the wireline operations and EBIT for the wireless operations. Lastly, team engagement (10 per cent) was to be measured based on a survey of all team members.

As a result of the work stoppage in 2005, it was not possible to survey team engagement. The Compensation Committee determined that it would be more appropriate to remove the team engagement measure from the 2005 corporate scorecard to ensure that the scorecard remains objective and accurate. Accordingly, for 2005 only, the corporate scorecard result was calculated without that metric.

Similarly, the Compensation Committee has determined that it would be difficult to apply the 2005business unit scorecard results to accurately measure efforts of team members within business units that were impacted by the 2005 work stoppage in western Canada, where managers were largely reassigned to perform bargaining unit work either within or outside their business units. Accordingly, for 2005 only, the Committee approved the adoption of the corporate scorecard result as the business unit result for affected business units. This change was applied to all team members including executive management. For team members in the wireless operations and TELUS Quebec, the actual business unit scorecard result was used in calculating variable pay.

For 2005, the overall annual variable pay plan results for the executive leadership team members averaged 104 per cent of target. The corporate balanced scorecard component of their variable plan was 97 per cent of target. Comparing the 2005 actual results against comparable 2004 corporate scorecard measures would have resulted in a variable pay plan payout of 110 per cent for that component. This is reflective of increased performance expectations that are the foundation to the pay for performance philosophy, resulting in stretch targets being established for the 2005 corporate scorecard.

Following is a description of some of the results achieved in respect of the various metrics comprising the 2005 corporate balanced scorecard:

Profitable growth
Overall TELUS achieved strong results.

TELUS exceeded its targets with respect to:

* wireless network revenue, deriving from continued strong wireless performance at TELUS;

* free cash flow resulting from reduced capital expenditures arising from the labor dispute, and favorable tax settlements; and

* earnings per share reflecting strong wireless results and favorable tax settlements

Two metrics were below target:

* wireline segment external revenue, but was still within the range for a payout for this metric; and

* strategic initiative revenue, with results marginally below target

Customer excellence

Results were mixed in part due to increased competition and the impact of the labour dispute.

Targets were exceeded for two metrics:

* wireless gross subscriber additions, again reflecting strong wireless performance at TELUS; and

* high-speed Internet subscriber churn (wireline)

Three metrics were below target but still within payout ranges:

* wireless client churn, reflecting an increasingly competitive marketplace;
  and

* customer service results, which slipped with the labor disruption in the second half of the year

* the loyalty index

Two metrics were below threshold target:

* wireline network access line loss, driven by the emergence of cable company competition in the local marketplace and the impact of the labor disruption; and

* quality performance

Business efficiency and effectiveness

* wireline EBIT before restructuring costs was below threshold target due to costs associated with the labour disruption; and

* wireless EBIT exceeded target due to strong revenue performance

TELUS team

* as noted above, a team engagement survey could not be conducted due to labour disruption and the Compensation Committee removed this metric from the calculation of the overall multiplier for the 2005 year only.

To determine the personal performance component of the incentive award to each executive vice-president, the President and CEO evaluated their achievements under PVAAM, and recommended to the Compensation Committee the total annual incentive award for each executive vice-president. The Compensation Committee then reviewed and determined their annual incentive payments. For 2005 only, the Compensation Committee determined that a common personal multiplier should be applied to most of the executive vice - presidents in recognition of their shared responsibilities on some of the most significant Company objectives.

TELUS Performance Comparisons

The Compensation Committee considered other performance results achieved by the Company, in 2005 and over a five-year period, that benefited shareholders. TELUS produced top-quartile financial growth results among global telecom peers for the third year in a row. TELUS is also generating strong cash flow that yielded initiatives to return capital to investors in the form of substantial dividend increases and programs to repurchase TELUS shares, as well as a significant early debt retirement. An investment in TELUS common shares significantly outperformed an investment in global telecom stocks on average by 83 per cent over the last five years.

  2.  Medium-term incentives

In 2005, the Compensation Committee continued with the ESU Plan. The number of ESUs granted for 2005 to each executive leadership team member was calculated based on the individual's annual incentive award and the share price performance of non-voting shares during 2005 as described previously. Each award was determined and approved by the Compensation Committee. The value of ESUs allocated in 2006 for 2005 performance was $46.28 per ESU and was calculated based on the trading price of the non-voting shares for the 15 trading days preceding December 31, 2005, which was higher than the price for the 15 trading days preceding January 1, 2005.

  3.  Long-term incentives

Overall, the Compensation Committee recommended and the Board of Directors approved long-term incentives that represented 50 per cent of total compensation for the executive team in 2005. To provide a more appropriate mix of long-term incentives, the February 2006 long-term incentive compensation grant was split between share options and RSUs under the RSU Plan. This split represents an approximate allocation of one-half options and one-half RSUs to the executive leadership team (excluding the President and CEO) on a collective basis, based on an estimated after tax equivalency between the value of the RSUs and the value of the options to be granted, using a Black-Scholes valuation. To strengthen retention, the options granted in February 2006 will cliff-vest three years from the grant date and the RSUs will, in most instances, vest at or near the end of the second year after the year of allocation. The term of these stock options granted in 2006 is seven years.

Applying the methodology described above, the award to each executive leadership team member was based on the executive's PVAAM ratings.

In conjunction with the merger between the Company's wireline and wireless operations announced in November of 2005, the Compensation Committee recommended to the Board of Directors, who then approved, a one-time long-term incentive grant of RSUs and stock options to certain members of the executive leadership team to further enable the retention of these key team members, provide for an increased level of team stability and to ensure a high level of contribution and commitment towards the long-term success of TELUS' strategy. The combination of RSUs and stock options granted under this program will vest over 2008, 2009 and 2010 for grants made in 2005 and over 2008, 2010 and 2011 for grants made in 2006. The stock options have a term of seven years.

Compensation of President and CEO

The principles used for determining the compensation of the President and CEO, Darren Entwistle, were identical to those established for the other executives, other than as noted previously or in this section.

The President and CEO's base salary, which was increased mid-year 2003, was not increased in 2004 and remained below median. It was increased in 2005 but his 2005 base salary still remained below the median.

Given his already significant ownership in TELUS shares, the Compensation Committee recommended and the Board of Directors approved an all-cash annual and medium- term variable pay award to the President and CEO for 2005 performance, and accordingly, no ESUs were awarded to him.

The Compensation Committee also recommended and the Board of Directors approved in February 2006 a one-time long-term incentive grant of RSUs and stock options to the President and CEO in recognition of his accomplishments and contributions since joining TELUS, and to provide for an increased level of team stability and ensure a high level of contribution and commitment towards the long-term success of TELUS' strategy. The combination of RSUs and stock options granted under this program will vest over 2008, 2010 and 2011.

Share ownership guidelines

Share ownership guidelines were introduced for the executive leadership team members in 2002 to provide a further link between the interest of executives and shareholders, thereby demonstrating the ongoing alignment of executives' interests with the interests of shareholders.

First established in 2002, the current share ownership targets are three times annual base salary for the President and CEO and two times annual base salary for the executive vice-presidents.

The share ownership targets must be met over a five-year period and can include a mix of common and non-voting shares and ESUs and RSUs. Most executive leadership team members already have significant shareholdings and all have exceeded these target levels, even those newly appointed to the executive leadership team.

Executive shareholdings summary table

The following table provides information concerning total TELUS shareholdings held by each named executive (as set out in the executive compensation summary table on page 28), dollar value of shareholdings and share ownership level (based on dollar value) to base salary ratio, as at December 31, 2005 (see share ownership guidelines above).



Name	                TELUS shareholdings                    Dollar value of                 Share
                        (common shares/non-voting              shareholdings                   ownership level
                        shares/ESUs for non-voting             ($)(2)                          as a multiple of
                        shares/RSUs for                                                        base salary
                        non-voting shares) (1)
___________________________________________________________________________________________________________________
Darren Entwistle	39,762/283,947/30,151/160,482     	24,014,260	               24.8
___________________________________________________________________________________________________________________
Robert McFarlane  	0/113,529/13,179/32,615	                 7,435,604	               16.5
___________________________________________________________________________________________________________________
Joe Grech	        11,220/1,580/11,416/37,013	         2,870,909          	        7.2
___________________________________________________________________________________________________________________
Joe Natale     	        4,929/--/23,553/37,340	                 3,077,778	                5.9
___________________________________________________________________________________________________________________
John Watson       	429/--/5,155/31,164	                 1,715,540	                4.3
___________________________________________________________________________________________________________________

(1) Excludes any TELUS non-voting shares that may be acquired by an executive in 2006 in payment of ESUs that vested in 2005.
(2) At the close of trading on December 31, 2005 the market price of common shares was $47.86 and the market price of the non-voting shares was $46.67.

Conclusion

The Compensation Committee believes that the various components of compensation are appropriately balanced to provide direction and motivation for the executive leadership team to make a positive contribution to the Company's overall success, thereby enhancing the value of the Company for its shareholders.


Signed, members of the Human Resources and Compensation Committee

/S/John S. Lacey                                   /S/ Donald P. Woodley
_______________________________                    ___________________________
   John S. Lacey (Chair)                               Donald P. Woodley

/S/R.H. (Dick) Auchinleck
_______________________________
   R.H. (Dick) Auchinleck



Executive compensation summary table

In accordance with executive compensation reporting requirements of applicable securities regulations, the following table provides information concerning the total compensation paid during the last three fiscal years ending December 31, 2005 to the President and CEO and the Executive Vice-President and CFO of the Company, and the three other executive officers employed by the Company as at December 31, 2005 who had the highest individual aggregate annual salary and bonuses for 2005 (collectively with the President and CEO and CFO, the "named executives"). The figures shown for each of the three years represent those amounts paid by the Company to the named executives.

________________________________________________________________________________________________________________________________
		                                 Annual compensation	           Longer-term compensation	     All other
                                                                                                                    compensation
                                                                                                                       ($)
_________________________________________________________________________________________________________________________________
Name and principal           Year       Salary      Bonus (1)     Other annual	    Number of        Restricted
position	             ended      ($)         ($)           compensation      securities       stock units
                             Dec. 31                               (2)               under           (ESUs/RSUs)
                                                  	           ($)               options         (4) (5)
	                                                                            granted(3)       ($)
________________________________________________________________________________________________________________________________
Darren Entwistle	     2005       970,000    1,200,000     90,142(6)            140,200         4,473,780       59,493(7)
President & Chief            2004       900,000      508,500     92,584(6)                 --         3,662,533       34,500(7)
Executive Officer            2003       857,500      529,506     95,915(6)             40,000         2,748,203       20,700(7)
________________________________________________________________________________________________________________________________
Joe Grech                    2005       400,000      205,200                           55,450           831,823       29,133(7)
Executive Vice-President,    2004       350,000      181,388                           15,400           960,750       12,075(7)
Network Operations           2003       350,000      211,750      8,825(8)             11,700           521,625       13,417(7)
________________________________________________________________________________________________________________________________
Robert McFarlane             2005       450,000      230,850                           69,880           939,166       17,250(7)
Executive Vice-President     2004       400,000      215,600          --               15,200           754,886        9,200(7)
& Chief Financial Officer                                                                                             50,000(9)
                             2003       400,000      238,200          --                 --             672,025        6,133(7)
_______________________________________________________________________________________________________________________________
Joe Natale                   2005       525,000     269,325                            67,770         1,018,539       36,225(7)
Executive Vice-President     2004       480,000     210,480           --               16,800           892,072       18,400(7)
& President,                 2003       251,040     129,720           --              115,800           804,640       11,040(7)
Business Solutions                                                                                                   150,000(11)
________________________________________________________________________________________________________________________________
John Watson                  2005	349,736     266,645                            81,450          1,199,520     100,000(11)
Executive Vice-President     2004       311,731     176,505                            12,500          1,174,288      23,460(7)
& President, Consumer        2003       250,000     420,580                            12,500            204,242
Solutions10
________________________________________________________________________________________________________________________________

    (1) Represents variable "at risk" component of cash compensation earned under the annual variable pay plan. Amounts are paid in first quarter of the following year.
    (2) Except as noted, the value of perquisites and other personal benefits received by the named executives is no greater than the lesser of $50,000 and 10 per cent of annual salary and bonus of the respective named executives.
    (3) Annual option grants under the TELUS Management Share Option Plan awarded to the named executives in relation to the 2005 financial year were approved by the Compensation Committee and the Board on February 14 and 15, 2006. Option grants were also approved in November 2005 and made in either 2005 or 2006 with respect to the wireline-wireless merger, and in February 2006 with respect to the recognition award for the President and CEO.
    (4) The aggregate number of ESUs/RSUs (including accrued dividend equivalents) held by the named executives at December 31, 2005, their value at the date of allocation (excluding accumulated dividend equivalents), their value at closing market price at December 31, 2005, and their vesting are as follows:

_______________________________________________________________________________________________________________________________
                                  Number of                Value at date      Value at December      Vesting
                                  ESUs/RSUs                of grant           31, 2005               2006/2007/2008
                                  (ESU Plan /
                                  RSU Plan )
_______________________________________________________________________________________________________________________________
Darren Entwistle        	  17,551 / 160,842	   $3,259,648	      $8,325,601	       87,223 / 91,170/ -
_______________________________________________________________________________________________________________________________
Joe Grech	                  6,591 / 37,013	   1,557,676	       2,034,999  	       21,556 / 16,373 / 5,675
_______________________________________________________________________________________________________________________________
Robert McFarlane	          7,639 / 32,615	   1,384,878	       1,878,654  	       23,751 / 16,503 / -
_______________________________________________________________________________________________________________________________
Joe Natale	                  5,980 / 44,905	   1,745,142	       2,374,803	       25,357 / 17,974 / 7,565
_______________________________________________________________________________________________________________________________
John Watson	                  3,437 / 31,164	   1,372,763	       1,614,829	       8,573 / 12,224 / 13,805
_______________________________________________________________________________________________________________________________

        Note that the figures in the above table exclude ESU/RSUs which vested on or before December 31, 2005 that were not paid out until 2006 and exclude ESUs/RSUs allocated in 2006. The details of the ESU and RSU plans are disclosed in the Report on Executive Compensation.
    (5) The annual ESU/RSU allocations in the Summary Compensation Table are made in February of the following year. Therefore, the annual grants shown for 2005 were made in February 2006. The allocation made in respect of the wireline-wireless merger were approved and granted in either 2005 or 2006 (all numbers include accumulate dividend equivalents), and the allocation for CEO recognition was approved and granted in February 2006.
    (6) Consists of $50,000 bonus paid to allow executive to repay
        Company loan in that amount, deemed interest on interest-free
        Company loan and bonus in an amount sufficient to cover the taxes of both the loan repayment bonus and the deemed interest. This loan was fully repaid in 2005
    (7) Payment in lieu of accrued but unused vacation.
    (8) Deemed interest as a result of an interest-free repayable
        Company loan. Loan fully repaid on November 23, 2003
    (9) Bonus paid in recognition of overall accomplishments during the year
   (10) Joe Natale joined the Executive Leadership Team on June 23,
        2003 and John Watson joined on April 12, 2005
   (11) Bonus paid upon appointment to the Executive Leadership Team


Options granted for the most recently completed financial year

As noted previously, in order to provide a more appropriate mix of long-term and medium-term incentives, the February 2006 grant was split between share options and RSUs. This split represents an approximate allocation of one-half options and one-half RSUs among the executive leadership team (other than the President and CEO) on a collective basis using a Black-Scholes valuation. In addition, in order to strengthen retention the options and RSUs granted in February 2006 will in most instances cliff-vest at or near the end of a three-year period.

In order to provide comprehensive and up-to-date information, the Company has set forth in the table below option grants made in the current year Accordingly, the following option grants to the named executives were approve in November 2005 and made in either 2005 or 2006 respecting the wireline-wireless merger, and in February 2006 with respect to 2005 performance sand the one-time recognition award to the President and CEO described earlier

 _______________________________________________________________________________________________________________________________
Name	              Securities	  % of total             Exercise or base    Market value of	       Expiration date
                      under options       options                price               securities underlying
                      granted (1) (#)     granted to            ($/security) (2)     options on the date o
                                          employees                                  grant ($/security) (3)
                                          in financial year(1
________________________________________________________________________________________________________________________________
Darren Entwistle      140,200	           5.9%      	         $42.96	             $43.51	               February 15, 2013
________________________________________________________________________________________________________________________________
Robert McFarlane       26,300              3.0%                  $42.96              $43.51                    February 15, 2013
                       43,580	                 	         $46.06              $46.67                        March 9, 2013
________________________________________________________________________________________________________________________________
Joe Grech	       29,150 	           2.3%	                 $45.40              $45.25                    November 24, 2012
                       26,300                                    $42.96              $43.51                    February 15, 2013
________________________________________________________________________________________________________________________________
Joe Natale	       38,870              2.9%                  $45.40              $45.25	               November 24, 2012
                       28,900	                                 $42.96	             $43.51	               February 15, 2013
________________________________________________________________________________________________________________________________
John Watson	       38,870              2.8%                  $45.40              $45.25                    November 24, 2012
                       28,000		                         $42.96	             $43.51	               February 15, 2013
_______________________________________________________________________________________________________________________________

   (1) All grants are in respect of non-voting shares. Percentage refers to percentage of total grant of TELUS share options, including all grants made in February 2006 based on 2005 performance.
   (2) TELUS options are granted at or above the weighted average trading price of the non-voting shares on the last business day before the date of grant.
   (3) Actual weighted average trading price on the date of grant.

The following option grants to the named executives were made in February 2005 based on 2004 performance:

<CAPTION
_______________________________________________________________________________________________________________________________
Name	              Securities	  % of total             Exercise or base    Market value of
                      under options       options                price               securities underlying
                      granted (1) (#)     granted to            ($/security) (2)     options on the date of
                                          employees                                  grant
                                          in financial year(1)                       ($/security) (3)         Expiration date
 _______________________________________________________________________________________________________________________________
Darren Entwistle     --                    0.0%                  --                  --
Robert McFarlane     15,200                1.4%                  $35.56              $36.42                    February 16, 2012
Joe Grech            15,400                1.4%                  $35.56              $36.42                    February 16, 2012
Joe Natale           16,800                1.5%                  $35.56              $36.42                    February 16, 2012
John Watson          12,500                1.1%                  $35.56              $36.42                    February 16, 2012
_______________________________________________________________________________________________________________________________

    (1) All grants are in respect of non-voting shares. Percentage refers to percentage of total grant of TELUS share options.
    (2) TELUS options are granted at or above the weighted average trading price of the non-voting shares on the last business day before the date of grant
    (3) Actual weighted average trading price on the date of grant.

________________________________________________________________________________________________________________________________
Aggregated options exercised during the most recently completed financial year and financial year-end option values for the named executives
________________________________________________________________________________________________________________________________
Name	           Securities       Aggregate	      Unexercised                                  Value of unexercised in the
	           acquired on      value             options at FY-end (1)                        money options at FY-en
                   exercise(#)      realized ($)      (#) exercisable/unexercisable                ($) exercisable/unexercisable
________________________________________________________________________________________________________________________________
 			                             common shares/         common shares/
                                                     non-voting shares       non-voting shares
Darren Entwistle     736,444	    7,303,221(2)	  -- / --	   0 / 94,418	               --	    2,606,237
Robert McFarlane      40,000	    1,267,199	     128,958 /127,442	   0 / 31,867	             3,885,834	      699,049
Joe Grech	      75,000	    1,040,288	      26,800 / 54,209	   0 / 79,584	             1,338,875	    1,206,365
Joe Natale	           -	           -               0 / 66,667	   0 / 104,803	             1,617,341	    3,155,073
John Watson	      58,332	    1,206,824	      26,184 / 8,334	   0 / 94,810                  507,553	      726,147


________________________________________________________________________________________________________________________________

    (1) At the close of trading on December 31, 2005, the market price of the common shares was $47.86 and the market price of the non-voting shares was $46.67.
    (2) Mr. Entwistle reinvested the entire net after tax gains to increase his TELUS share ownership.

TELUS Pension Plan

The TELUS Supplementary Retirement Arrangement ("SRA") establishes an overall retirement income benefit, which provides supplemental pension benefits to be paid to a retired executive in addition to the pension income under the existing registered company pension plans.

Named executives, other than John Watson, participate in the Company' contributory registered pension plans. The SRA for the participating name executives supplements these plans by providing a total benefit at retirement determined as two per cent of a person's highest consecutive three years average pensionable remuneration times the total number of years of credited service to a maximum of 35. Pensionable remuneration is base salary increase by a fixed 50 per cent for annual variable compensation to the participating named executives other than the President and CEO, and by 60 per cent for the President and CEO.

The following table shows the total of the annual retirement benefits, payable from both the SRA and registered pension plans, assuming retirement at age 60 or over:

Pension plan table 2005
__________________________________________________________________________________________________
Remuneration ($)	                   Years of service
              	     15	            20	            25	            30	            35
____________________________________________________________________________________________________
  300,000	     90,000	    120,000	    150,000	    180,000	    210,000
  350,000           105,000	    140,000	    175,000	    210,000	    245,000
  400,000	    120,000	    160,000	    200,000	    240,000	    280,000
  450,000	    135,000	    180,000	    225,000	    270,000	    315,000
  500,000	    150,000	    200,000	    250,000	    300,000	    350,000
  550,000	    165,000	    220,000	    275,000	    330,000  	    385,000
  600,000	    180,000	    240,000	    300,000	    360,000	    420,000
  650,000	    195,000	    260,000	    325,000	    390,000	    455,000
  700,000	    210,000	    280,000	    350,000	    420,000	    490,000
  750,000	    225,000	    300,000	    375,000	    450,000	    525,000
  800,000	    240,000	    320,000	    400,000	    480,000	    560,000
  850,000	    255,000	    340,000	    425,000	    510,000	    595,000
  900,000	    270,000	    360,000	    450,000	    540,000	    630,000
  950,000	    285,000	    380,000	    475,000	    570,000	    665,000
1,000,000	    300,000	    400,000	    500,000	    600,000	    700,000
1,050,000	    315,000	    420,000	    525,000	    630,000	    735,000
1,100,000	    330,000	    440,000	    550,000	    660,000	    770,000
1,150,000	    345,000	    460,000	    575,000	    690,000	    805,000
1,200,000	    360,000	    480,000	    600,000	    720,000	    840,000
1,250,000	    375,000	    500,000	    625,000	    750,000	    875,000
1,300,000	    390,000	    520,000	    650,000	    780,000	    910,000
1,350,000	    405,000	    540,000	    675,000	    810,000	    945,000
1,400,000	    420,000	    560,000	    700,000	    840,000	    980,000
1,450,000	    435,000	    580,000	    725,000	    870,000 	  1,015,000
1,500,000	    450,000	    600,000	    750,000	    900,000	  1,050,000
1,550,000	    465,000	    620,000	    775,000  	    930,000	  1,085,000
1,600,000	    480,000	    640,000	    800,000	    960,000	  1,120,000
1,650,000	    495,000	    660,000	    825,000	    990,000	  1,155,000
1,700,000	    510,000	    680,000	    850,000	  1,020,000	  1.190,000
1,750,000	    525,000	    700,000	    875,000	  1,050,000	  1,225,000
1,800,000	    540,000	    720,000	    900,000	  1,080,000 	  1,260,000
1,850,000	    555,000	    740,000	    925,000	  1,110,000  	  1,295,000
1,900,000	    570,000	    760,000	    950,000	  1,140,000	  1,330,000
__________________________________________________________________________________________________

    (1) The compensation covered by the SRA for each of the participating named executives is based on his respective salaries shown in the executive summary compensation table plus 60 per cent for the President and CEO and 50 per cent for each of the other participating named executives.
    (2) The benefits under the registered pension plans and the SRA are payable for a member's lifetime with a 60 per cent benefit payable to the surviving spouse.
    (3) The pension at retirement, at age 60 with less than 15 years' service, will be reduced.
    (4) The above benefits are not offset by any CPP/QPP payments

The years of credited service as of December 31, 2005 for pension plan purposes for the participating named executives are as follows: Darren Entwistle, five years and six months; Robert McFarlane, six years and two months; Joe Natale, two years and six months; and Joe Grech, ten years and three months. Mr. Grech accrued an additional five years of pensionable service during his first five years of employment. Mr. McFarlane is accruing two years of pensionable service for each year from January 1, 2005 to January 1, 2010.

The following estimated pension service costs, accrued pension obligations and annual pension benefits under the Company's pension plans are being disclosed by the Company on a voluntary basis.

                                      Executive retirement income value disclosure (1)

______________________________________________________________________________________________________________________

Name                     2006	                     Accrued obligations at          Annual pension
                         service costs ($)(2)        December 31, 2005 ($)(3)        benefits payable
                                                                                     at age 60 ($)(4)
______________________________________________________________________________________________________________________
Darren Entwistle	 391,000	             2,153,000	                     837,000
______________________________________________________________________________________________________________________
Robert McFarlane	 316,000	               975,000	                     368,800
______________________________________________________________________________________________________________________
Joe Natale	         155,000	               386,000	                     326,800
______________________________________________________________________________________________________________________
Joe Grech                123,000	             1,264,000	                     321,000
______________________________________________________________________________________________________________________

    (1)	Amounts shown include pension benefits under the Company's
        registered pension plan and Supplemental Retirement Arrangement.
    (2)	Service cost is the value of the projected pension earned for pensionable service in 2006. The value has been determined using the same actuarial assumptions as those used to determine the year-end pension plan obligations disclosed in the notes to the 2005 Consolidated financial statements. With respect to Mr. McFarlane, the service cost is the cost in 2006 for two years of pensionable service credit.
    (3)	Accrued obligations are the actuarial value of projected
        obligations for service to December 31, 2005. The value has been determined using the same actuarial assumptions as those used to determine the year-end pension plan liabilities disclosed in the notes to the 2005 Consolidated financial statements.
    (4) Amounts in this column are based on 2006 compensation levels and assume accrued years of service to age 60 for each of the named executives.

Employment agreements

TELUS is a party to executive employment agreements for an indefinite term with each of the named executives. The agreements provide that if the employment of the executive were terminated at any time other than for just cause or by reason of death, disability or retirement ("without cause"), the executive will be paid a severance payment, receive continued benefit coverage and be credited with continued accrual of pensionable service as follows: for Darren Entwistle, Robert McFarlane and Joseph Grech - severance equal to two times annual compensation and two years of benefit continuation and pension credit; for Joe Natale - severance equal to one and one half times annual compensation and eighteen months of benefit continuation and pension credit; and for John Watson
- severance equal to one and one half times annual compensation and eighteen months of benefit continuation. Each agreement contains a prohibition on the improper disclosure or use of confidential information and a one-year non-competition restriction after termination.

The agreement with Mr. McFarlane provides that he will be accruing two years of pensionable service under the SRA for each full year of employment from January 1, 2005 to January 1, 2010. The agreement with Mr. Grech also provided that he accrued two years of pensionable service under the SRA for each full year of employment from November 1, 2000 to November 1, 2005.

Under his agreement, Darren Entwistle received a $250,000 interest-free forgivable loan net of tax obligations at the commencement of his agreement, of which $50,000 was forgiven in each year from 2001 to 2005 inclusive (this loan has now been extinguished).

Indebtedness of directors and officers

No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2005 except as noted in the table below. In compliance with the July 30, 2002 enactment of the Sarbanes-Oxley Act, no new personal loans to directors and executive officers were made or arranged, and no pre-existing personal loans were renewed or modified, since July 30, 2002.

___________________________________________________________________________________________________________________
Name and                      Involvement of              Largest amount outstanding        Amount outstanding as at
principal position            issuer or                   during 2005 ($)                   February 2006 ($)
                              subsidiary
_________________________________________________________________________________________________________________________
Darren Entwistle              Loan from                   50,000                             0
                              Company(1)
_________________________________________________________________________________________________________________________

    (1) Interest free. Repayment in 2005 of $50,000 was offset by a Company bonus in an amount sufficient to cover the amount repaid and taxes thereon. Accordingly, this loan was fully extinguished in 2005.

The Company from time to time has notional indebtedness outstanding for brief periods from non-executive team members with respect to the cashless exercise of their options.


Performance graph

The following graph compares the yearly change over the past five years in the cumulative total shareholder return on the common shares and non-voting shares of TELUS with the cumulative total return on the S&P/TSX Composite Index, assuming a $100 investment on December 31, 2000 and reinvestment of dividends.



                                 GRAPH


__________________________________________________________________________________________________________________________________
                            Dec 31, 2000      Dec 31, 2001      Dec 31, 2002      Dec 31, 2003      Dec 31, 2004      Dec 31, 2005
__________________________________________________________________________________________________________________________________
TELUS common shares         100               61                46                70                101               135
TELUS non-voting shares     100               62                45                70                103               141
S&P/TSX Composite Index     100               87                77                97                111               138



Securities authorized for issuance under Equity Compensation Plans


The Company has a number of equity compensation plans, but the only continuing equity compensation plan of the Company under which equity shares may be issued from treasury on the exercise of options is the TELUS Management Share Option Plan.

Options remain outstanding under the Directors Share Option and Compensation Plan. But as reported below, the Board discontinued the option program for directors in 2003 and no further options have been granted to directors since then. This plan provides for the issuance of deferred share units to directors. In February 2005, the Board determined that all obligations to deliver non-voting shares to satisfy the payment of deferred share units under this plan will be met through market purchase and not through issuance from treasury.

Options also remain outstanding under the Team TELUS Plan. This plan was established to grant options to most employees of the Company and its subsidiaries. In 2004, this option program was completed and further option grants under this plan were discontinued.

In addition to the foregoing, there are options outstanding entitling holders to acquire equity shares of the Company under the BC TELECOM Stock Option Plan (the plan that was in place prior to the merger of predecessor Alberta-based TELUS Corporation and BC TELECOM Inc. in February 1999) and the TELUS Share Option Plan for Former Clearnet Optionholders (the plan that was put in place for employees of Clearnet Communications Inc. ("Clearnet") upon the acquisition of Clearnet by the Company in 2000). No further options are being issued under these plans.

The following table provides information as at December 31, 2005 with respect to equity shares of the Company authorized for issuance under equity compensation plans that permit the issuance from treasury of equity shares.

________________________________________________________________________________________________________________________________
Plan category              Number of securities to          Weighted-average                 Number of securities
                           be issued upon exercise          exercise price of                remaining available for
                           of outstanding options           outstanding options              future issuance under
                           (#)                              ($)                              equity compensation
                            A                                B                               plans (excluding
                                                                                             securities in column A)
                                                                                             (#)
                                                                                              C
________________________________________________________________________________________________________________________________
Equity compensation         1,596,125                       $36.44                           Nil
plans approved by
securityholders
________________________________________________________________________________________________________________________________
Equity compensation        12,337,976                       $26.07                           9,634,623
plans not approved
by securityholders
________________________________________________________________________________________________________________________________
Total                      13,934,101                       $27.33                           9,634,623
________________________________________________________________________________________________________________________________


Stock option plans

TELUS Management Share Option Plan

The TELUS Management Share Option Plan ("Management Plan") was amended and restated in 2005 as part of the separation of the original TELUS Share Option and Compensation Plan into the Directors Share Option and Compensation Plan and the Management Plan. The purpose of the Management Plan is to strengthen retention of key management employees, to align their interests with those of shareholders and to provide incentive compensation based on the value of non-voting shares. As at March 10, 2006, there were options outstanding under the Management Plan to purchase 1,115,466 common shares and 9,037,580 non-voting shares representing 2.9 per cent of the issued and outstanding equity shares of the Company. Of these options outstanding, 388,433 options for common shares and 1,855,728 options for non-voting shares or 22.1 per cent of the total number of options outstanding under the plans were held by insiders (as that term is defined under applicable securities law).

Options are granted under the Management Plan to eligible employees as determined by the Compensation Committee. Eligible employees are generally senior managers or key management employees and include approximately 2,870 employees of the Company and its subsidiaries. The Compensation Committee also determines the total number of options to be granted to participants. These decisions of the Compensation Committee are subject to approval by the Board of Directors of the Company. The Management Plan provides that the number of non-voting shares to be optioned to any participant under the Management Plan, together with any other equity compensation plan for employees, cannot exceed five per cent of the outstanding equity shares. In addition, a majority of the options granted under the Management Plan cannot be granted to insiders and insiders as a group are not permitted to hold options under the Management Plan that, together with options under any other equity compensation plans of the Company, exceed 10 per cent of the Company's issued and outstanding shares.

Under the Management Plan, options may be issued with vesting provisions as determined at the time of grant, and if not determined, the plan provides that options cliff-vest on the third anniversary of the date of grant. The exercise price of these options is the weighted average trading price of the non-voting shares (or common shares for options granted prior to 2001) on the last business day preceding the date of grant. The expiry date for options granted under the Management Plan can be any time up to 10 years from the date of grant. Currently, options are being granted with an expiry date of seven years from the date of grant. Options cannot be transferred or assigned by a participant.

Options expire under the Management Plan on the earliest of (i) the day of voluntary termination of employment by a participant (other than termination upon normal retirement or by reason of disability), unless otherwise extended by the Compensation Committee; (ii) 90 days after termination by the Company or a subsidiary of employment other than for just cause, unless otherwise determined by the Compensation Committee; (iii) the date of termination of employment of the participant for just cause; (iv) 12 months following the death of a participant for options vested and that vest within that period; or
(v) the expiry date of the option.

For certain options outstanding on January 1, 2001, the Management Plan permits the participant to elect to receive in cash the difference between the market price of the common shares exercised less the exercise price. The Company may override the election and require that the common shares be purchased.

Pursuant to an amendment approved at the Company's annual and special and class meetings on May 4, 2005, the Management Plan provides that at the time options for shares are exercised, the Company may elect to have the options exchanged for a right of the optionholder to receive a number of non-voting shares or common shares, as the case may be, in settlement for the options so exchanged. The number of non-voting or common shares to be issued to the optionholder will be the number obtained by i) multiplying the number of options exercised by ii) the number obtained when the difference between the current market price of applicable shares under the options at the time of exercise and the exercise price for the options exercised is divided by the current market price of the applicable shares. The options so exchanged are cancelled, and the number of non-voting shares or common shares determined by the difference between the number of options exchanged and the number of non-voting shares or common shares issued in that exchange shall be added back to the reservation of non-voting shares or common shares, as the case may be, under the Management Plan.

At the same meeting, the shareholders also approved an amendment to the Plan to increase the number of non-voting shares reserved for issuance under the Plan on exercise of the options by 6,000,000.

In February 2006, the Board of Directors approved an amendment to the Plan to clarify the termination date of options for an Optionee who is terminated without just cause by the Company, where such Optionee continues into retirement. In such a case, all options held by such Optionee whether exercisable or unexercisable as at the termination date, shall be exercisable on and after at the retirement date for the remaining term of the options as granted. In accordance with the rules of the Toronto Stock Exchange and the amendment provisions of the Management Plan text noted below, shareholder approval was not required for this amendment.

The Board of Directors of the Company, subject to any regulatory or required shareholder approval, has the power under the Management Plan to amend or terminate the Management Plan at any time, provided that the amendment will not decrease the entitlements of a participant, which have accrued prior to the date of such amendment or termination. This power of amendment includes the right to amend the vesting provisions of any option and the right to extend the expiry date of an option to a date that is not beyond the original expiry date. Shareholder approval is required for any amendment to the Management Plan that is considered material including any increase in the reservation of shares, any cashless exercise or stock settlement if the shares underlying the options are added back to the reservation, any change in the exercise price of outstanding options, and any financial assistance by the Company or increase in participation by insiders.

Directors Share Option and Compensation Plan

As at March 10, 2006, options to purchase a total of 14,200 common shares and 18,900 non-voting shares or 0.01 per cent of the issued and outstanding equity shares of the Company, were outstanding under the Directors Share Option and Compensation Plan. These options have a 10-year term and an exercise price that is equal to the weighted average price of the Company's common or non-voting shares, as applicable on the trading day immediately preceding the date of grant. As previously noted, no options have been granted under this plan since 2003 and the share reservation under this plan is only sufficient to meet the exercise of the outstanding options. Options cannot be transferred or assigned by a participant other than by will or the laws of succession on devolution.

Under the terms of the Directors Share Option and Compensation Plan, options expire on the earlier of (i) 12 months after the participant ceases to be a director due to death, and (ii) the expiry date of the option, whether or not the participant has previously ceased to be a director; provided that if the participant becomes a director, officer or employee of a competitor after he or she ceases to be a TELUS director the options will immediately terminate. For options outstanding on January 1, 2002, the plan permits the participant to elect to receive in cash the difference between the market price of the common shares exercised and the exercise price. The common shares are not added back to the reservation if this election were selected. The Company may override the election and require that the common shares be issued from treasury in their entirety.

The Directors Share Option and Compensation Plan also provides that a participant may elect to receive the annual retainer and meeting fees paid to that participant in deferred share units, equity shares or cash. Deferred share units are credited to an account for a participant based on the weighted average trading price of non-voting shares (or common shares for deferred share units held prior to January 2001) on the day the fees are paid. Deferred share units held for a participant are credited with dividends paid on the Company's equity shares, and when paid out to a participant are paid at the then market price of the applicable shares, as determined under the plan. If a participant elects to be paid in equity shares, non-voting shares are acquired by the plan administrator in the open market for the participant. In February 2005, the ability of the Company to issue non-voting shares from treasury in that circumstance was cancelled.

The Board of Directors of the Company, subject to any regulatory or required shareholder approval, has the power under the Directors Plan to amend or terminate the Directors Plan at any time, provided that the amendment will not prejudice the entitlements of a participant that have accrued prior to the date of such amendment or termination. This power of amendment includes the right to amend the vesting provisions of any option and the right to extend the expiry date of an option to a date that is not beyond the original expiry date. Shareholder approval is required for any amendment to the Plan that is considered material, including any increase in the reservation of shares, any cashless exercise or stock settlement if the shares underlying the options are added back to the reservation, any change in the exercise price of outstanding options, and any financial assistance by the Company.

Team TELUS Plan

In 2001, the Company established the TELUS Corporation Employee Stock Option Plan ("Team TELUS Plan"), which provided for 100 options to be granted, from time to time, under the plan to all regular, part-time, casual and temporary employees of the Company and its subsidiaries, other than those who were eligible to receive grants under the TELUS Management Share Option Plan. As at March 10, 2006, there were 3,698,500 non-voting shares, representing 1.06 per cent of the Company's issued and outstanding equity shares, to be issued upon the exercise of outstanding options under this plan. The Company has discontinued granting options under this plan.

Under the terms of the plan, all eligible employees received the same number of options. Options were granted under this plan in 2001, 2002, 2003 and 2004. Options granted under the plan have a maximum expiry date of ten years and an exercise price equal to the weighted average trading price of the Company's non-voting shares on the trading day immediately preceding the date of grant. The options vested on the second anniversary after the grant date. Options terminate on the earliest of (i) the day of any voluntary termination of employment by a participant, or the day a participant is terminated for just cause; (ii) three years after the date of normal retirement of a participant;
(iii) 12 months after the date of death or disability of a participant;, (iv) 90 days after termination of a participant's employment by the Company or a subsidiary, or after a subsidiary is sold by the Company; or (v) the expiry date of the options. Options cannot be transferred or assigned by a participant under the Plan. A participant may not assign any option other than by will or the laws of succession and devolution.

The Board of Directors of the Company, subject to any required regulatory or shareholder approval, has the power under the Plan to amend or terminate the Plan at any time, provided, however, that any such amendment shall not alter or impair any option previously granted, unless such amendment is not prejudicial to such participant.

Other existing share equity plans

TELUS Share Option Plan for Former Clearnet Optionholders (the "TELUS/Clearnet Plan")

When TELUS acquired Clearnet on October 20, 2000 (the "Effective Date"), holders of options under the Clearnet Communications Inc. Option Plan (the "Clearnet Plan") were given the right to exchange their options under that plan for options under the TELUS/Clearnet Plan.

The exercise price of the options was determined by subtracting from (a) the market price of the non-voting shares of the Company on the Effective Date, (b) the amount obtained by dividing the difference between the market price of Clearnet common shares on the Effective Date and the exercise price of the options under the Clearnet Plan, by 1.636. This exercise price reflected the exchange ratio at which TELUS acquired the common shares of Clearnet. No further options are granted under the TELUS/Clearnet Plan. The options under this plan are not assignable except by the laws of succession and devolution.

As at March 10, 2006 options to purchase 294,837 non-voting shares or 0.09 per cent of the issued and outstanding equity shares of the Company were outstanding under the TELUS/Clearnet plan. The options under the TELUS/Clearnet Plan expire on the earliest of (i) six months after the date of voluntary termination of employment by a participant or the date of termination of the participant by the Company or a subsidiary without just cause; (ii) three years following the date of normal retirement of a participant, or disability of a participant, provided it is not beyond the original expiry date; (iii) the date of termination of employment of a participant for just cause; (iv) 12 months after the death of a participant; or (v) the original expiry date of the option as granted by Clearnet (which was 10 years from the date of grant).

The Board of Directors of the Company, subject to any regulatory or required shareholder approval, has the power under the Plan to amend or terminate the Plan at any time, provided, however, that any such amendment shall not alter or impair any option previously granted, such amendment is not prejudicial to such participant.

BC TELECOM Share Option Plan and TELUS Corporation Share Option Plan

At the time of the merger, by way of a plan of arrangement of BC TELECOM Inc. and predecessor Alberta-based TELUS Corporation in February 1999 (the "Merger"), the options then existing under the BC TELECOM Share Option Plan ("BC TELECOM Plan") and the TELUS Corporation Share Option Plan ("TSOP") were converted into options to purchase common shares and non-voting shares of the Company based on the exchange ratio for BC TELECOM shares and TELUS shares pursuant to the plan of arrangement. The TSOP and the BC TELECOM Plan are together called the Pre-Merger Plans. The exercise prices under the Pre-Merger Plans were determined based on the exchange ratio and the exercise prices of the granted options under the respective plans on the effective date of the merger. No further options are issued under these plans.

Any outstanding options granted under the TSOP either expired or were exercised in 2005. As at March 10, 2006, there were options outstanding under the BC TELECOM Plan to purchase 64,271 non-voting shares and 192,795 common shares or
0.07 per cent of the issued and outstanding equity shares of the Company. These options expire at varying dates up to 2008. Under the BC TELECOM Plan, the participants hold share appreciation rights that entitle them to receive an amount in cash equal to the difference in the exercise price and the closing price of the applicable shares of the Company on the day prior to the date of exercise. To the extent participants exercise the share appreciation rights, the corresponding option is cancelled. Options and rights under the BC TELECOM Plan are exercisable on the earliest of (i) 12 months after (a) a participant retires, or (b) a participant ceases to be an officer or director of the Company, or (c) a participant's death; (ii) in all other cases other than as set out in (i), on the day a participant ceases to be an employee, unless otherwise determined by the Compensation Committee; and (iii) the expiry date of the options. All options are non-transferable.

The Board of Directors of the Company is permitted to amend the plan at any time provided that the amendment does not alter or impair any options previously granted and subject to any required regulatory approval.

Interest of certain persons in matters to be acted upon

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting other than the election of the directors.

Interest of certain persons in material transactions

None of the insiders of the Company, no nominee for election as a director of the Company and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

Directors' and officers' insurance and indemnification

TELUS has entered into agreements to indemnify its directors for liabilities incurred while performing their duties, to the extent permitted by law. This indemnification was updated in 2005. The Company also maintains insurance, which protects directors and officers of the Company against claims made, provided they acted in good faith on behalf of TELUS, and subject to policy restrictions. Such insurance currently provides for an annual aggregate limit of $120 million USD coverage with a $1 million USD deductible; where the Company is not able to indemnify the insured persons the deductible is nil. The approximate premium associated with the insurance protection of individual directors and officers was $1,114,000 for 2005.

Additional matters and information

Additional financial information is contained in the Company's Annual Information Form and the audited Consolidated financial statements of the Company for the year ended December 31, 2005 and Management's discussion and analysis thereon. Copies of these documents are available upon request to TELUS' Corporate Secretary at 21st Floor, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7. All of the Company's public documents are filed with SEDAR and EDGAR and may be found on the following websites, sedar.com and sec.gov.

Board approval

The Board of Directors has approved in substance the content of this information circular and the sending of this information circular to the holders of common shares and non-voting shares.

DATED March 10, 2006.

/S/Audrey T. Ho
_______________
   Audrey T. Ho
   Vice-President, Legal Services and General Counsel
   and Corporate Secretary


Appendix A: Statement of TELUS' corporate governance practices

TELUS is committed to effective and best practices in corporate governance. TELUS consistently assesses and adopts emerging best practices. In a year of continued focus on corporate governance, the following are the most noteworthy corporate governance measures taken by regulators that will impact TELUS:

* the amendments in April and June 2005 of the Investor Confidence Rules issued by the CSA ("CSA Investor Confidence rules");

* the finalization on June 17, 2005 by the CSA of Policy 58-201 Corporate Governance Guidelines ("Governance Guidelines") and National Instrument 58-101 Disclosure of Corporate Governance Practices ("Governance Disclosure Rule");

* the proposal by the CSA of Multilateral Instrument 52-111 Reporting on Internal Control over Financial Reporting;

* the repeal in 2005 by the Toronto Stock Exchange ("TSX") of the TSX governance guidelines and subsequent adoption of the Governance Disclosure Rule as its disclosure standard;

* the coming into force in Ontario on December 31, 2005 of Bill 198, which creates civil liability for secondary market disclosure; and

* the proposed revisions to section 303A of the New York Stock Exchange Governance Standards (the "NYSE Governance Rules") released in December 2005.

TELUS is in full compliance with the Governance Disclosure Rule, the Governance Guidelines and the CSA Investor Confidence rules. TELUS is also in full compliance with the NYSE Governance Rules including certain elements that are not legally required of TELUS.

TELUS is committed to transparent and comprehensive disclosure of its corporate governance practices. The Company has disclosed its corporate governance practices in relation to the TSX guidelines since the TSX adopted them in 1995, and has voluntarily disclosed its practices in relation to draft rules and guidelines that preceded the final Governance Disclosure Rule and NYSE Governance Rules. In 2005, the TSX repealed its guidelines and adopted the Governance Disclosure Rule and accordingly, TELUS now discloses its approach to governance as required by the Governance Disclosure Rule. In December 2005, the Canadian Institute of Chartered Accountants recognized TELUS for excellence in corporate governance and reporting by presenting to the Company the Award of Excellence for Best Corporate Governance Disclosure across all industry sectors in Canada.

Consistent with TELUS' commitment to fulsome disclosure, TELUS regularly assesses emerging best practices and has provided voluntarily additional disclosure on its corporate governance practices that often exceeds legal requirements. The disclosure contained on the following pages follows the Governance Disclosure Rule but includes voluntary disclosure not mandated by those rules.

Disclosure of TELUS' practices

Board of Directors

Independent directors

Since 2000, the TELUS Board of Directors has adopted a policy requiring that at least a majority of its Board of Directors be "independent." In determining "independence," the Board of Directors has adopted a set of criteria that goes beyond applicable securities rules. The Board has chosen to voluntarily comply with all elements of the "independence" test pronounced by the New York Stock Exchange including those that are not binding on TELUS. Accordingly, the "independence" tests applied by TELUS comply with the Governance Disclosure Rule, the CSA Investor Confidence Rules and the NYSE Governance Rules. These policies are reflected in the TELUS Board Policy Manual.

The Board applied this expanded test of independence to the relationship between each director and the Company based on information updated annually through a comprehensive questionnaire.

As Canada's second largest telecommunications company and the incumbent local exchange carrier in several provinces, the Company provides service to its directors and their family members, and to many organizations with whom the directors are associated. The Board has determined that the provision of services per se does not create a material relationship between the director and the Company. Rather, the Board examines a variety of factors including the magnitude of the service provided, the monetary and strategic value of those services to each party, the degree of dependence on such relationship by either party, and how easily a service may be replaced, in determining if any such relationship creates a material relationship. The Board considers similar factors in assessing the materiality of any relationship between the Company and any supplier or lender with whom a director is associated.

Applying the above tests and process, the Board is satisfied that, except for Darren Entwistle, there is no material relationship existing between any of the proposed directors and the Company, either directly or as a partner, shareholder or officer of an organization that has a material relationship with the Company. The Board has therefore determined that all of the proposed directors, other than Mr. Entwistle, are independent.

Additional disclosure on Board members, including their business experience and backgrounds, and the names of other reporting issuers or organizations on whose boards they serve, can be found in the Election of directors on page 7 of this information circular, the 2005 annual report - business review, and at telus.com/bios.

Non-independent directors

Mr. Entwistle is the only director who is a member of management of the Company. Mr. Entwistle is President and CEO of TELUS and consequently, is not an "independent" director pursuant to the Governance Disclosure Rule. If elected at the meeting, Mr. Entwistle will be the only director among the nominees identified in the information circular who is not an "independent" director.

Interlocking boards

Brian MacNeill and Darren Entwistle both sit on the Board of the TD Bank Financial Group.

Meetings of independent directors

As a regular feature at regularly scheduled Board meetings, the Board meets without management other than the President and CEO and the Corporate Secretary, followed by an "in-camera" session without the President and CEO or any other member of management present. The Chair presides over these in-camera sessions of the Board. Pursuant to the TELUS Board Policy Manual, the Board is also required to hold at least one annual in-camera session without non-independent directors present. In 2005, the Board held five such in-camera sessions.

Attendance records for each director can be found on page 11. Directors are expected to fully attend all Board and committee meetings.

Independent Chair of the Board

The Board has adopted a number of policies to better ensure the independence of the Board. The Chair of the Board is required to be independent. In addition, the positions of Chair and CEO must be separate. Mr. Canfield was CEO of BC TELECOM Inc., predecessor to TELUS, from October 1990 to July 1997. He also served as President and CEO of the Company from September 1999 to July 10, 2000 and, therefore, has passed the "cooling-off period" required by the Governance Disclosure Rule and the NYSE Governance Rules for establishing his "independence" from management. The Board has determined that the Chair of the Board, Mr. Canfield, is an "independent" director under the Governance Disclosure Rule and the NYSE Governance Rules.

Board mandate

The TELUS Board Policy Manual provides guidelines to the Board and was developed to assist Board members in fulfilling their obligations, both individually and collectively, and to make very explicit the expectations on the Board, Board committees, individual directors, the Chair, Board committee Chairs, and the President and CEO. The terms of reference for the Board of Directors are contained in the Manual and also attached as Appendix "B" to this information circular. A copy of the TELUS Board Policy Manual in its entirety is available at telus.com/governance.

To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to committees to ensure full review of certain matters. The terms of references of the committees set out the mandates, duties and authority of the committees, and the scope of their authority. The committees report to the Board on their activities on a regular basis.

To further delineate the responsibilities of the Board, the Board adopted a Delegations Policy in 1999 under which the Board delegates certain decisions to management. The Board last updated and revised the Delegations Policy in 2004. This policy provides guidance to the Board and management on matters requiring Board approval including major capital expenditures, acquisitions, investments or divestitures.

In 2003, the Board approved a Policy on Corporate Disclosure and Confidentiality of Information, a copy of which is available at telus.com/governance. The policy sets out the Company's policies and practices on corporate disclosure and applies to all TELUS team members, including directors, officers and employees. The policy's objectives include i) disclosing information in a timely, consistent and appropriate manner; and ii) disseminating material information pursuant to all applicable legal requirements. Material changes to the policy, as approved by the Disclosure Committee, must be reported to the Audit Committee and approved by the Board.

Position descriptions

The Board has developed a description of the role and responsibilities the Chair of the Board, and brief position descriptions for the Chair of each Board committee, all of which are described in the TELUS Board Policy Manual. The duties of the Chair include leading the Board in its management and supervision of the business and affairs of the Company, its oversight of management and promoting effective relations with shareholders.

The Board has also developed terms of reference for the President and CEO, which are described in the TELUS Board Policy Manual. The Board annually approves the Company's goals and objectives for which the President and CEO is responsible for meeting. As well, his annual performance objectives relevant to compensation, which are reviewed and approved by the Compensation Committee, supplement his mandate. The Compensation Committee evaluates the performance of the President and CEO against his annual objectives and reports back to the Board. For further details, see Mandate and Report of the Human Resources and Compensation Committee on page 20.


Orientation and continuing education

The Corporate Governance Committee reviews, approves and reports to the Board on the Directors' orientation program and plans for the ongoing development of existing Board members.

The Company's newest director, Pierre Y. Ducros, participated in an orientation that included: 1) receiving TELUS' most recent public disclosure documents, including the annual information form and the annual report, and the TELUS Board Policy Manual; and 2) attending a day-long orientation session covering topics including TELUS' organizational structure, strategy and financial plan, securities laws and TELUS' approach to corporate governance, key corporate policies including the Ethics Policy, the Insider Trading Policy and the Corporate Disclosure Policy, roles and responsibilities of directors, mandates of the Board and its committees, directors' liability and indemnification, and the TELUS Board Policy Manual.

On a regular basis, educational topics are presented at either meetings of the Board or the committees for review and discussion, and the directors are canvassed each year for topics of interest. Topics presented in 2005 included: developments in the telecommunications industry and the major players and impact on the Company; the impact of emerging technologies on the communications industry; emerging best practices in corporate governance; civil liability under Ontario's Bill 198; updates on corporate governance regulations and privacy law; emerging issues in pension governance; updates on SOX 404, including delays in implementation for non-U.S. issuers listed on U.S. exchanges and emerging guidance arising from the implementation of SOX 404 for U.S. domestic issuers; and, potential changes in federal regulations regarding income trusts.

Directors identify topics for continuing education through discussions at Board and committee meetings and through the skills self-assessment surveys, which they complete annually.

Ethical business conduct

TELUS has adopted an Ethics Policy, which applies to all TELUS team members, including directors, officers and employees of TELUS. The Ethics Policy is available at telus.com/governance. As part of the policy, TELUS created the TELUS EthicsLine, which provides the public and TELUS team members with a channel for anonymous and confidential questions or complaints on accounting, internal controls or ethical issues that are reported on a quarterly basis to the Audit Committee.

TELUS has also established an Ethics Office, which conducts investigations, provides advice on ethical dilemmas and establishes appropriate policies and guidelines on TELUS' expected standards of business conduct. The Ethics Office oversees ethics training, including an online interactive ethics course that is mandatory for all TELUS team members, and annually requires each director to review the Ethics Policy and affirm that he or she has done so.

The Audit Committee of the Board is required to review the Ethics Policy on an annual basis and recommend changes for approval to the Board as appropriate. The Audit Committee also receives quarterly reports from the Chief Internal Auditor on the results of any investigation of whistleblower, ethics and internal controls complaints. Waivers granted under the Policy must be pre-approved by the Board of Directors or their designate.

The Ethics Policy also provides guidelines on how to deal with conflicts of interest and requires disclosure of actual or potential conflicts by TELUS team members. Furthermore, under the Business Corporations Act (British Columbia) and the Company's Articles, any director or executive officer who holds any office or possesses any property, right or interest that could result in the creation of a duty or interest that materially conflicts with the individual's duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict. A director who holds a disclosable interest in a transaction or contract into which the Company has entered or proposes to enter may not vote on any directors' resolution to approve that contract or transaction.

Nomination of directors

Upon the recommendation of the Corporate Governance Committee, the Board annually reviews the size and composition of the Board and the committees, and proposes nominees for election as directors, in accordance with the TELUS Board Policy Manual, to advance the objective of forming an effective-functioning Board that presents a diversity of views and business experience.

The Corporate Governance Committee, which is comprised entirely of "independent" directors, is also responsible for assessing and making recommendations regarding Board effectiveness and establishing a process for identifying, recruiting, nominating and appointing new directors. The terms of reference for the Corporate Governance Committee are set out at telus.com/governance. For a summary of the responsibilities, powers and operation of the Corporate Governance Committee see Mandate and report of the Corporate Governance Committee on page 13.

In 2005, the Corporate Governance Committee assessed and recommended to the Board an increase in the size of the Board from 11 to 12 in order to increase representation from the province of Quebec, an important market to the Company. After an extensive director search, Mr. Ducros was appointed to the Board of Directors.

The steps taken to find the 12th director illustrate the process followed by the Board to identify and select new candidates for Board nomination. The Corporate Governance Committee followed the process outlined in the TELUS Board Policy Manual considering, among other things, the strategic imperatives for the Company, the attributes and experience that would best enhance the Company's business plan and strategies, the skills and competencies of the current directors, and the existence of any gaps in Board skills as a whole, as identified through Board and director evaluations and skills self-assessments. Through this process, the Chair of the Board and the President and CEO were consulted. A list of most desirable attributes, including track record of business success and relevant industry experience, was formulated. An external search firm was retained to assist in the identification and qualification of candidates. To further encourage an objective process, the search firm was asked to evaluate and rank prospective candidates based on an assessment of their accomplishments against the specified attributes. The search firm reported on its findings to the Corporate Governance Committee. Prospective candidates then met with the Chair of the Board and the President and CEO. The Corporate Governance Committee also assessed the financial literacy and independence of the prospective candidates prior to making its recommendation to the Board.

Compensation

Officers' compensation

The Board has delegated to the Compensation Committee, which is comprised entirely of "independent" directors, the responsibility for reviewing and recommending to the Board compensation of the President and CEO, and approving the compensation of the remaining executive management.
  The Compensation Committee is a proponent of linking executive compensation directly to the achievement of business objectives and has adopted a market-based approach to executive compensation to ensure that the Company provides competitive compensation.
  In addition to setting executive compensation, the Compensation Committee reviews the Company's overall organizational structure for executive management, and recommends to the Board for approval the appointment of executive leadership team members. The Compensation Committee also reviews, approves and reports to the Board on an annual basis, or more frequently as required, succession plans for executive management including specific personal development plans and career planning for potential successors. For more information on the Compensation Committee's responsibilities, including the process by which it determines compensation of TELUS' executive leadership team, see the Mandate and report of the Human Resources and Compensation Committee on page 20.

Compensation consultant

The Compensation Committee engages the services of an external compensation consultant, Hewitt Associates. The mandate of the consultant is to serve TELUS and work for the Committee in its review of executive compensation practices, executive compensation design, market trends and regulatory considerations. The consultant does not recommend compensation levels. The Compensation Committee is responsible for reviewing and making all final decisions subject to necessary Board approval. The Committee has the final authority to hire and terminate the consultant, and the Committee evaluates the consultant annually. The consultant may perform other services for TELUS on the condition that the Compensation Committee is informed of any significant work outside the executive compensation role. For 2005, this work included an employee survey, flexible benefit redesign and pension redesign; the Compensation Committee has reviewed the fees paid for these other services. The individual executive compensation consultant at Hewitt Associates who advises the Compensation Committee is not permitted to be the overall account manager for TELUS and does not report to the overall account manager. The Compensation Committee approves all invoices for executive compensation work performed by the consultant.

Directors' compensation

The Corporate Governance Committee reviews and recommends to the Board the compensation and benefits of Board members. In this regard, the Committee considers factors such as market data, time commitments, fees paid by similar organizations and responsibilities of the directors. In 2003, TELUS stopped granting options to directors. In 2005, the Corporate Governance Committee initiated a review of the philosophy underlying directors' compensation with the assistance of external consultants on market data. As part of its review, the Corporate Governance Committee considered a variety of factors, including whether directors' compensation should include equity, the appropriateness of the Company's peer group for benchmarking and consistency with the Company's philosophy on executive compensation. It determined that generally, overall compensation should be targeted at (be in touch with) the 75th percentile within a comparator group of companies of comparable size and responsibility to the Company, with the cash component of the compensation targeted at the 50th percentile. Compensation should be skewed towards equity more than cash. Applying that philosophy, the Corporate Governance Committee intends to conduct the next comprehensive review of directors' compensation in 2006. If at that time, the Committee determines that a change in compensation is appropriate, the revised compensation adopted will be disclosed at telus.com/governance. The Corporate Governance Committee also recommended for approval an amendment to the TELUS Board Policy Manual to reflect its updated philosophy on directors' compensation. For details on current levels of director compensation, see Director compensation on page 14.

The Company aligns the Board's interests with the interests of shareholders by maintaining equity ownership thresholds to be attained by directors, and by choosing equity payment in the form of deferred share units in lieu of options. In February 2006, the Corporate Governance Committee recommended for approval to the Board an increase in the Chair's equity ownership threshold from $400,000 to $500,000, to be acquired within five years of joining the Board. For all other non-management directors, the minimum equity ownership was also increased from $200,000 to $300,000 to be acquired within five years of joining the Board. In addition, the Company requires that a minimum level of the annual board retainer be directed to the purchase of TELUS shares or paid in the form of deferred share units, until the target equity ownership threshold is reached. As of March 10, 2006, all of the proposed non-management directors (including the Chair) have reached or exceeded their respective minimum equity ownership level. Mr. Entwistle's holdings well exceed the higher ownership threshold required of the President and CEO. All directors' shareholdings are disclosed under the Election of directors on page *.

Other Board committees

In addition to the Audit, Corporate Governance and Human Resources and Compensation Committees, the Board has established a Pension Committee. The Pension Committee is responsible for overseeing most of the pension plans pertaining to the Company and its subsidiaries. Its specific duties include responsibility in respect of the actuarial soundness of the Pension Plans (as defined in the Pension Committee's terms of reference), the administrative aspects of the Pension Plans, investment policy, the performance of the investment portfolios and compliance with government legislation.

All committees have the authority to retain external advisors at TELUS' expense in connection with their responsibilities. Detailed descriptions of each committee's mandate are found in this information circular on pages 13, 15, 17 and 20, while the full text of each committee's terms of reference can be found at telus.com/governance.

Assessments

The Corporate Governance Committee, in conjunction with the Chair, carries out an annual assessment of the Board and its members that is comprised of three components: a Board effectiveness survey, a peer evaluation and a skills self-assessment. In the first, directors are asked to rate the effectiveness of the Board, review Board and committee processes, and review the Board's relationship with management. In 2004, this Board effectiveness survey was revised to include a specific assessment of each committee and each committee Chair. The director peer evaluation survey was first implemented in 2002 and provides each director with feedback from his or her peers on his or her performance. It also provides directors with suggestions for improving their effectiveness as directors and contributions to the Board. Finally, the directors complete an annual skills self-assessment, designed to assist in determining the strengths and gaps in Board skills as a whole and to enable a comprehensive and meaningful assessment of skill requirements for nominating future directors. This self-assessment also assists the Corporate Governance Committee in determining topics for continuing education.

The Board effectiveness assessment and peer evaluation are conducted confidentially and, in accordance with the TELUS Board Policy Manual, the Chair conducts separate interviews with each director to discuss the results of the director's evaluations and self-assessment, and reports the collated results to the Board. Similarly, the Chair of the Corporate Governance Committee reviews the assessments of the Chair of the Board, discusses them with the Chair of the Board and reports the collated results to the Board.

Appendix B: Terms of reference of the Board of Directors

The entire TELUS Board Policy Manual, including the appendices referenced below, can be found at telus.com/governance

1.   INTRODUCTION

The Board is responsible for the stewardship of the Company and overseeing the management of the Company's business and affairs. The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management. The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees.

2.   NO DELEGATION

2.1  The Board may not delegate the following matters to any committee:

     a) any submission to the shareholders of a question or matter requiring the approval of the shareholders;

     b) the filling of a vacancy on the Board or any Board committee;

     c) the allotment and issuance of securities;

     d) the declaration and payment of dividends;

     e) the purchase, redemption or any other form of acquisition of shares issued by the Company;

     f) the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

     g) the approval of management proxy circulars;

     h) the approval of any takeover bid circular or directors' circular;

     i) the approval of the financial statements and management's discussion and analysis of the Company;

     j) the appointment or removal of the CEO;

     k) the power of the directors set forth in the Company's charter documents with respect to ownership and voting restrictions;

     l) the establishment of any Board committee and its mandate;

     m) the adoption, amendment or repeal of the charter documents of the Company; and

     n) any other matter which is required under applicable corporate or securities laws to be decided by the Board as a whole.

3.	BOARD OF DIRECTORS

3.1	COMPOSITION

     a) The number of directors to be elected at a meeting of the shareholders will be a minimum of 10 and a maximum of 16 directors, including the Chair, a majority of whom are Independent Directors.

     b) Subject to election by the shareholders and the requirements of the applicable laws, the Company's charter documents and the rules of any stock exchanges on which the shares of the Company are listed, the CEO will be a member of the Board. Upon ceasing to be CEO, he or she will be expected to volunteer to resign from the Board and, in any event, will not be eligible for re-election to the Board upon ceasing to be CEO.

    c) The CEO will be the only management director on the Board, provided, however, that the directors may fill a casual vacancy on the Board with another member of management, to hold such position until the next annual meeting of the Company.

    d) The Chair of the Board must be an Independent Director.

3.2	MEETING

    a) The Board will meet at least once each quarter and, including such quarterly meetings, a minimum of six times a year. Some of the Board's meetings should be held in locations other than Vancouver.

    b) The Chair and CEO, with the assistance of the Corporate Secretary, will be responsible for the agenda for each Board meeting.

    c) The Board encourages management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board.

    d) The Board should have an in-camera session without management present, including any management directors, as a regular feature of each regularly scheduled Board meeting.

    e) Once a year at a regularly scheduled Board meeting, the Board should hold an in-camera session without non-Independent directors in attendance.

    f) Resolutions may not be approved by the Board during any in-camera session of a Board meeting in the absence of directors who have been excluded from such in-camera session but who have attended the Board meeting, unless such excluded directors have consented to such resolution being approved in their absence during the in-camera session.

    g) The quorum necessary for the transaction of business of the directors will be a majority of the directors.

    h) To the extent possible, Board materials will be made available in electronic format.

3.3 ELECTION OR APPOINTMENT OF DIRECTORS

The Board, following recommendation by the Corporate Governance Committee, will:

    a) approve the management slate of nominees proposed for election at annual and special meetings of the Company;

    b) approve candidates to fill any casual vacancy occurring on the Board; and

    c) fix the number of directors as permitted by the Company's charter documents.

3.4	COMPENSATION AND SHARE OWNERSHIP REQUIREMENT

Appendix I - Director Compensation and Share Ownership Criteria lists the current levels of directors' compensation and the shareholdings required of directors of the Company.

3.5	COMMITTEES OF THE BOARD

The Board will have the following committees and, after considering the recommendation of the Corporate Governance Committee, approve and/or modify their terms of reference:

    a) Audit Committee - Appendix E

    b) Corporate Governance Committee - Appendix F

    c) Human Resources and Compensation Committee - Appendix G

    d) Pension Committee - Appendix H

The Board may establish a new standing or ad hoc committee, after considering the recommendation of the Corporate Governance Committee. Not less than a majority of the members of any new standing or ad hoc committee will be Independent Directors.

Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee. See Appendix D - Terms of Reference for Committees of the Board of Directors.

4.	SELECTION OF MANAGEMENT

4.1. In accordance with the Company's charter documents, the Board will appoint and replace the CEO of the Company and, after considering the recommendation of the Human Resources and Compensation Committee, approve the CEO's compensation.

4.2. Upon considering the advice of the CEO and the recommendation of the Human Resources and Compensation Committee, the Board will approve the appointment of all members of the Executive Leadership Team.

4.3. The Board is responsible for satisfying itself as to the integrity of the CEO and other senior management of the Company.

4.4. The Board is responsible for overseeing succession planning.

5.	STRATEGY DETERMINATION

The Board will:

5.1. annually consider and approve the Company's objectives and goals, its strategic plan to achieve those objectives and goals and approve any material changes thereto;

5.2. monitor and assess the resources required to implement the Company's strategic plan;

5.3. monitor and assess developments which may affect the Company's strategic plan;

5.4. evaluate and, as required, enhance the effectiveness of the strategic planning process; and

5.5. monitor and, as required, enhance the execution of the strategic plan by management and monitor corporate performance against the Company's objectives and goals.

6.	MATERIAL TRANSACTIONS

6.1 Subject to delegation by the Board to management and to committees of the Board, the Board will review and approve all material transactions and investments.

7.      PUBLIC REPORTING

       The Board is responsible for:

7.1 ensuring that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

7.2 ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

7.3 ensuring that appropriate policies and procedures are in place to ensure the timely disclosure of any other developments that have a significant and material impact on the Company;

7.4 reporting annually to shareholders on its stewardship for the preceding year; and

7.5 providing for measures that accommodate feedback from shareholders.

8.	MONITORING RISKS AND INTERNAL CONTROLS

The Board is responsible for:

8.1 identifying the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks; and

8.2 ensuring the integrity of the Company's internal control and management information systems.

9.	PROCEDURES AND POLICIES

The Board will monitor compliance with all significant policies and procedures by which the Company is operated.

10.	LEGAL REQUIREMENTS

10.1 The Board will monitor and ensure compliance with all applicable laws and regulations.

10.2 The Board will strive to ensure that all corporate documents and records have been properly prepared, approved and maintained.

11.	EVALUATION

The Board will evaluate annually the effectiveness of the Board as a whole, individual directors, committees and the Chair. See Appendix L - Board and Director Evaluation Process.
_______________________________________________________________________________

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 5, 2006
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary


______________________________________________________________________________

For further information:

  External Communications:                Investor Relations:
  Allison Vale,                           Robert Mitchell,
  (416) 629-6425,                         (416) 279-3219,
  allison.vale(at)telus.com               robert.mitchell2(at)telus.com